The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

CONTINUING CONNECTED TRANSACTIONS
APPOINTMENT OF ING BANK N.V. AS INDEPENDENT FINANCIAL ADVISER AND
NOTICE OF DESPATCH OF SHAREHOLDERS' CIRCULAR
Background

PCCW Mobile holds approximately 79.35% of the issued share capital of the Company as at the date of this Announcement and therefore is a substantial shareholder and connected person (as defined in the Listing Rules) of the Company. Accordingly, members of the PCCW Group are connected persons of the Company under the Listing Rules and transactions between the Group and the PCCW Group constitute connected transactions for the Company under Chapter 14A of the Listing Rules.

Following the acquisition by PCCW Mobile of a controlling interest in the Company, and the Company thereby becoming an indirect non-wholly owned subsidiary of PCCW, the Board has conducted a detailed analysis of the mobile telecommunications market in Hong Kong and reviewed the Company's current strategic business model and the viability of various alternative options available to the Company.

The Hong Kong Mobile Telecommunications Market

The Hong Kong mobile telecommunications market is intensely competitive with six operators providing 2G networks and four operators licensed to provide 3G networks. The market has seen some merger and acquisition activity which appears to signal a move towards fewer, but larger, operators. This trend can also be seen in markets overseas. Another possibility is that surviving operators are likely to seek to provide a wider range of services beyond mobile telecommunications as the industry attempts to provide "converged" voice, data, video and media services. In the light of these developments, the Board considers it positive that the Company has become part of the PCCW Group since PCCW is the premier provider of telecommunications services in Hong Kong and has developed a successful pay TV business.

The Company's Current Business Model

Before its acquisition by PCCW Mobile, the Company pursued a business model based on providing solely mobile telecommunications services directly to retail consumers. The Company had established a modest 2G business on this basis and had been investing to extend its range of services to encompass 3G services. Nonetheless the Company remained the smallest of all the mobile operators in Hong Kong — with a market share of less than 10%. To be successful with its 3G investments, the Company would need a relatively rapid adoption of 3G services by customers. Additionally, 3G technology has been difficult to stabilise; suitably attractive handsets for customers have been slow to emerge; and, generally, the previously held assumptions about the 3G market's development have proven to be overly optimistic not only in Hong Kong but globally.

In light of the delays to 3G and taking into account the apparent trend towards consolidation in the Hong Kong mobile telecommunications market, the Board has conducted a review of the options available to the Company and has decided to leverage the PCCW Group's premier position to develop a more robust business model in future. In particular, this will mean that the Company's services and networks will be accessible to more potential customers given PCCW's large, and established, customer base. The Board believes this move is important for the Company if it is to survive in a market increasingly populated by large players capable of delivering converged services.

The Company's Future Business Model

Under the proposed business model, the sale of 3G product offerings to consumer and commercial customers and 2G services to commercial customers will be undertaken by the Group in conjunction with the PCCW Group. The Group will continue with its existing 2G business, selling its 2G product offerings directly to its existing target market, which consists principally of retail consumer customers. The Group will also commence a new line of business being the wholesale of 2G product offerings to the PCCW Group for resale to its substantial commercial customer base, to support the PCCW Group's 3G product offerings, and for bundling with various other telecommunications products and services of the PCCW Group. The Group will also commence another new line of business acting principally as a wholesaler of 3G products to the PCCW Group, with the PCCW Group reselling those 3G products, improved with content acquired by the PCCW Group, directly to customers. These arrangements are expected to facilitate the rapid growth of two new lines of business for the Group and to enable the Group to access the substantial commercial customer base of the PCCW Group, a market sector in which the Group has historically been largely inactive, and to access the wide range of content which is available to the PCCW Group. The PCCW Group will bear the costs of launching a 3G product offering, which are substantial and otherwise would be prohibitive for the Group having regard to its current financial position. The PCCW Group's product offerings will be positioned in the market as premium products with advanced functionality and other features which integrate with the PCCW Group's existing wide range of telecommunications and media products and services. The PCCW Group will not be offering 2G products to the retail consumer market, except to the extent that a customer requests a subsidiary 2G product to support the principal PCCW Group 3G product, or for bundling with other products and services of the PCCW Group such as fixed line products and services and now TV. The Group will also outsource certain business functions to the PCCW Group to facilitate the implementation of the proposed business model described above.

Continuing Connected Transactions

In order to facilitate the implementation of the proposed business model, the Group has entered into a variety of transactions with the PCCW Group relating to various aspects of the Group's telecommunications business, each constituting a continuing connected transaction of the Company under Rule 14A.14 of the Listing Rules. In the case of each continuing connected transaction, an Annual Cap has been set on the annual value of that continuing connected transaction.

The Board is satisfied that each of the proposed continuing connected transactions is on normal commercial terms and that entering into those transactions is in the interests of the Company and its shareholders as a whole. The Shareholders' Circular, which will be despatched to the Company's shareholders on 10 April 2006, contains a letter from the Independent Directors comprising the Independent Board Committee, in which the Independent Board Committee have expressed their opinion that the terms of the proposed continuing connected transactions which require Independent Shareholders' approval under Rule 14A.18 of the Listing Rules are fair and reasonable and in the interests of the Company and its shareholders as a whole. The Board considers that the adoption of the proposed business model described above and the approval of the continuing connected transactions described in this Announcement will bring a number of key benefits to the Group.

Anticipated Key Benefits

The Group's existing business is principally providing 2G mobile telecommunications services to the retail consumer segment in Hong Kong and, as at 31 December 2005, the Group had approximately 738,000 subscribers, of whom the vast majority are retail consumer subscribers. Under the proposed business model, the Group will continue its existing 2G business in substantially the same form, principally focusing on the retail consumer market. Having said that, there are no restrictions whatsoever on the Group from also marketing its 2G services to commercial customers, although this has not been the Group's target market historically.

Build out of the Group's 3G mobile telecommunications network has been substantially completed, but the number of subscribers, prior to the recent campaign launched in conjunction with PCCW, was negligible and limited only to a trial launch of the 3G data card. In terms of subscribers and revenue, the Company has historically had no meaningful 3G business, notwithstanding that it has held its 3G licence since 2001 and has incurred the capital expenditure and time required to roll out a 3G network. Prior to the recent campaign launched in conjunction with PCCW, the Company had only approximately 50 3G subscribers under the trial launch of the 3G data card and, accordingly, the revenue generated from the Company's 3G business was negligible. In contrast, as at 31 December 2005, the Company has incurred total capital expenditure of approximately HK$658 million to build out its 3G network. The 3G mobile telecommunications market in Hong Kong is highly competitive and, accordingly, the Company must carefully consider how best to now commence its 3G business and position itself in a competitive market to maximize revenues and profits.

The Board considers that the future of the Group's 3G mobile telecommunications business is best served by the Group adopting a wholesale business model, by partnering with PCCW as a wholesaler to the PCCW Group. In this way, the Group is able to:

(a) leverage the PCCW Group's existing premium customer base, to rapidly grow the Group's 3G business, in respect of which a considerable amount of capital expenditure has already been incurred;

(b) reduce costs by avoiding the additional costs incurred in a retail business model and outsourcing the provision of a range of services to the PCCW Group. As described below in this Announcement, these services include network management, IT services, handset purchases, distribution services, billing and payment management, property management, logistics and procurement services; and

(c) leverage the PCCW Group's existing service platform, to improve service quality of the Group and to cater for increased sales volume in the future.

The continuing connected transactions described in this Announcement also reflect an overall medium to longer term shift by the Group to an outsourcing model, designed amongst other things to:

(a) enable the Group to obtain better terms from equipment and other suppliers, by combining its purchasing power with that of the PCCW Group;

(b) reduce the costs of, among other things, administration, network management, IT, handset purchases, distribution, billing and payment management, property management, logistics, procurement and corporate services by taking advantage of the economies of scale which can be derived from outsourcing the provision of those services to the PCCW Group (rather than maintaining the necessary infrastructure and resources to provide those services itself) or from purchasing products from third parties in conjunction with the PCCW Group, thereby benefiting from the combined purchasing power of the Group and the PCCW Group; and

(c) improve service quality of the Group and to cater for increased sales volume in the future.

The Company's previously announced continuing connected transactions

The Company previously made announcements on 29 July 2005 and 12 January 2006 relating to certain continuing connected transactions between members of the Group and members of the PCCW Group. A number of the continuing connected transactions described in this Announcement will, if approved by the Independent Shareholders at the Shareholders' Meeting, supersede and replace certain continuing connected transactions previously announced in the July Announcement and in the January Announcement. By the same token, a number of continuing connected transactions previously announced in the July Announcement and in the January Announcement will continue in full force and effect in accordance with the terms of the relevant agreements summarised in the relevant announcement. Accordingly, Part B ("Overview") of this Announcement provides information on:

1. the July Announcement;

2. the status of the continuing connected transactions described in the July Announcement;

3. the January Announcement;

4. the agreements referred to in the January Announcement which are to be superseded by agreements described in this Announcement (this is set out in tabular form, to assist shareholders); and

5. the continuing connected transactions referred to in the January Announcement which will continue in accordance with the terms of the relevant agreements summarised in the January Announcement.

Part B of this Announcement also describes proposed increases of the Annual Caps for certain agreements described in the January Announcement. Those agreements will remain in full force and effect in accordance with their respective terms summarised in the January Announcement, but it is proposed that, subject to the approval of the Independent Shareholders at the Shareholders' Meeting, the Annual Caps for the year ending 31 December 2006 applicable to those agreements will be increased.

The Company's continuing connected transactions now subject to Independent Shareholders' approval

Part C ("Continuing Connected Transactions Conditional on Independent Shareholders' Approval") of this Announcement summarises the continuing connected transactions which are conditional on Independent Shareholders' approval. The three categories of transactions listed in Part C of this Announcement relate to (i) the provision of telecommunications services and/or products by the Group to the PCCW Group, (ii) the purchases made by the Group from the PCCW Group and (iii) the provision of services by the PCCW Group to the Group. When aggregated on that basis, the relevant percentage ratios (as defined in the Listing Rules) applicable to the Annual Caps in respect of each category of the Transactions Requiring Independent Shareholders' Approval exceed 2.5% and, therefore, each of those continuing connected transactions is conditional on prior approval by the Independent Shareholders at the Shareholders' Meeting, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

The Company has established the Independent Board Committee, consisting of the Independent Directors, to advise shareholders of the Company as to whether the terms of the Transactions Requiring Independent Shareholders' Approval are fair and reasonable, whether such transactions are in the interests of the Company and its shareholders as a whole and to advise Independent Shareholders how to vote at the Shareholders' Meeting convened to consider those continuing connected transactions. The Company has appointed ING Bank N.V. as the Independent Financial Adviser required to be appointed under Rule 14A.21 of the Listing Rules, to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Transactions Requiring Independent Shareholders' Approval are fair and reasonable, whether those transactions are in the interests of the Company and its shareholders as a whole and to advise Independent Shareholders how to vote at the Shareholders' Meeting.

The Company will despatch the Shareholders' Circular to the Company's shareholders containing:

(a) the information required by the Listing Rules in relation to the Transactions Requiring Independent Shareholders' Approval, including further details of the operative terms of the agreements summarised in Part C of this Announcement;

(b) a separate letter from the Independent Board Committee advising the Company's shareholders that, in the opinion of the Independent Board Committee formed after taking into account the recommendations of the Independent Financial Adviser, the terms of the Transactions Requiring Independent Shareholders' Approval (including the applicable Annual Caps) are fair and reasonable and that those transactions (including the applicable Annual Caps) are in the interests of the Company and its shareholders as a whole and advising shareholders to vote in favour of the resolutions to approve those continuing connected transactions (including the applicable Annual Caps) at the Shareholders' Meeting;

(c) a separate letter from the Independent Financial Adviser, ING Bank N.V., containing its advice to the Independent Board Committee and the Independent Shareholders that, having considered the matters set out in detail in the letter from ING Bank N.V., the terms of the Transactions Requiring Independent Shareholders' Approval (including the applicable Annual Caps) are fair and reasonable and are in the interests of the Company and its shareholders as a whole and advising Independent Shareholders to vote in favour of the resolutions to approve those continuing connected transactions (including the applicable Annual Caps) at the Shareholders' Meeting; and

(d) a notice convening a meeting of the Company's shareholders to be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong on Wednesday, 26 April 2006 at 3:00 p.m., at which meeting resolutions will be proposed to consider and, if thought fit, approve the Transactions Requiring Independent Shareholders' Approval and the applicable Annual Caps described in this Announcement.

Under Rule 14A.18 of the Listing Rules, any connected person of the Company with a material interest in the continuing connected transactions is required to abstain from voting at the Shareholders' Meeting on the resolutions approving the Transactions Requiring Independent Shareholders' Approval and the applicable Annual Caps. Accordingly, PCCW Mobile and its associates will abstain from voting at the Shareholders' Meeting on those resolutions, in respect of the shares it holds representing approximately 79.35% of the issued share capital of the Company. All other shareholders of the Company are entitled to vote at the Shareholders' Meeting on the resolutions proposed to approve the Transactions Requiring Independent Shareholders' Approval and the applicable Annual Caps.

PART A
BACKGROUND AND OVERALL RATIONALE FOR THE CONTINUING
CONNECTED TRANSACTIONS

Background

PCCW Mobile holds approximately 79.35% of the issued share capital of the Company as at the date of this Announcement and therefore is a substantial shareholder and connected person (as defined in the Listing Rules) of the Company. Accordingly, members of the PCCW Group are connected persons of the Company under the Listing Rules and transactions between the Group and the PCCW Group constitute connected transactions for the Company under Chapter 14A of the Listing Rules.

Following the acquisition by PCCW Mobile of a controlling interest in the Company, and the Company thereby becoming an indirect non-wholly owned subsidiary of PCCW, the Board has conducted a detailed analysis of the mobile telecommunications market in Hong Kong and reviewed the Company's current strategic business model and the viability of various alternative options available to the Company.

The Hong Kong Mobile Telecommunications Market

The Hong Kong mobile telecommunications market is intensely competitive with six operators providing 2G networks and four operators licensed to provide 3G networks. The market has seen some merger and acquisition activity which appears to signal a move towards fewer, but larger, operators. This trend can also be seen in markets overseas. Another possibility is that surviving operators are likely to seek to provide a wider range of services beyond mobile telecommunications as the industry attempts to provide "converged" voice, data, video and media services. In the light of these developments the Board considers it positive that the Company has become part of the PCCW Group since PCCW is the premier provider of telecommunications services in Hong Kong and has developed a successful pay TV business.

The Company's Current Business Model

Before its acquisition by PCCW Mobile, the Company pursued a business model based on providing solely mobile telecommunications services directly to retail consumers. The Company had established a modest 2G business on this basis and had been investing to extend its range of services to encompass 3G services. Nonetheless the Company remained the smallest of all the mobile operators in Hong Kong — with a market share of less than 10%. To be successful with its 3G investments, the Company would need a relatively rapid adoption of 3G services by customers. Additionally, 3G technology has been difficult to stabilise; suitably attractive handsets for customers have been slow to emerge; and, generally, the previously held assumptions about the 3G market's development have proven to be overly optimistic not only in Hong Kong but globally.

In light of the delays to 3G and taking into account the apparent trend towards consolidation in the Hong Kong mobile telecommunications market, the Board has conducted a review of the options available to the Company and has decided to leverage the PCCW Group's premier position to develop a more robust business model in future. In particular, this will mean that the Company's services and networks will be accessible to more potential customers given PCCW's large, and established, customer base. The Board believes this move is important for the Company if it is to survive in a market increasingly populated by large players capable of delivering converged services.

The Company's Future Business Model

Under the proposed business model, the sale of 3G product offerings to consumer and commercial customers and 2G services to commercial customers will be undertaken by the Group in conjunction with the PCCW Group. The Group will continue with its existing 2G business, selling its 2G product offerings directly to its existing target market, which consists principally of retail consumer customers. The Group will also commence a new line of business being the wholesale of 2G product offerings to the PCCW Group for resale to its substantial commercial customer base, to support the PCCW Group's 3G product offerings, and for bundling with various other telecommunications products and services of the PCCW Group. The Group will also commence another new line of business acting principally as a wholesaler of 3G products to the PCCW Group, with the PCCW Group reselling those 3G products, improved with content acquired by the PCCW Group, directly to customers. These arrangements are expected to facilitate the rapid growth of two new lines of business for the Group and to enable the Group to access the substantial commercial customer base of the PCCW Group, a market sector in which the Group has historically been largely inactive, and to access the wide range of content which is available to the PCCW Group. The PCCW Group will bear the costs of launching a 3G product offering, which are substantial and otherwise would be prohibitive for the Group having regard to its current financial position. The PCCW Group's product offerings will be positioned in the market as premium products with advanced functionality and other features which integrate with the PCCW Group's existing wide range of telecommunications and media products and services. The PCCW Group will not be offering 2G products to the retail consumer market, except to the extent that a customer requests a subsidiary 2G product to support the principal PCCW Group 3G product, or for bundling with other products and services of the PCCW Group such as fixed line products and services and now TV. The Group will also outsource certain business functions to the PCCW Group to facilitate the implementation of the proposed business model described above.

Continuing Connected Transactions

In order to facilitate the implementation of the proposed business model, the Group has entered into a variety of transactions with the PCCW Group relating to various aspects of the Group's telecommunications business, each constituting a continuing connected transaction of the Company under Rule 14A.14 of the Listing Rules. In the case of each continuing connected transaction, an Annual Cap has been set on the annual value of that continuing connected transaction.

The Board is satisfied that each of the proposed continuing connected transactions is on normal commercial terms and that entering into those transactions is in the interests of the Company and its shareholders as a whole. The Shareholders' Circular, which will be despatched to the Company's shareholders on 10 April 2006, contains a letter from the

Independent Directors comprising the Independent Board Committee, in which the Independent Board Committee have expressed their opinion that the terms of the proposed continuing connected transactions which require Independent Shareholders' approval under Rule 14A.18 of the Listing Rules are fair and reasonable and in the interests of the Company and its shareholders as a whole. The Board considers that the adoption of the proposed business model described above and the approval of the continuing connected transactions described in this Announcement will bring a number of key benefits to the Group.

Anticipated Key Benefits

The Group's existing business is principally providing 2G mobile telecommunications services to the retail consumer segment in Hong Kong and, as at 31 December 2005, the Group had approximately 738,000 subscribers, of whom the vast majority are retail consumer subscribers. Under the proposed business model, the Group will continue its existing 2G business in substantially the same form, principally focusing on the retail consumer market. Having said that, there are no restrictions whatsoever on the Group from also marketing its 2G services to commercial customers, although this has not been the Group's target market historically.

Build out of the Group's 3G mobile telecommunications network has been substantially completed, but the number of subscribers, prior to the recent campaign launched in conjunction with PCCW, was negligible and limited only to a trial launch of the 3G data card. In terms of subscribers and revenue, the Company has historically had no meaningful 3G business, notwithstanding that it has held its 3G licence since 2001 and has incurred the capital expenditure and time required to roll out a 3G network. Prior to the recent campaign launched in conjunction with PCCW, the Company had only approximately 50 3G subscribers under the trial launch of the 3G data card and, accordingly, the revenue generated from the Company's 3G business was negligible. In contrast, as at 31 December 2005, the Company has incurred total capital expenditure of approximately HK$658 million to build out its 3G network. The 3G mobile telecommunications market in Hong Kong is highly competitive and, accordingly, the Company must carefully consider how best to now commence its 3G business and position itself in a competitive market to maximize revenues and profits.

The Board considers that the future of the Group's 3G mobile telecommunications business is best served by the Group adopting a wholesale business model, by partnering with PCCW as a wholesaler to the PCCW Group. In this way, the Group is able to:

(a) leverage the PCCW Group's existing premium customer base, to rapidly grow the Group's 3G business, in respect of which a considerable amount of capital expenditure has already been incurred;

(b) reduce costs by avoiding the additional costs incurred in a retail business model and outsourcing the provision of a range of services to the PCCW Group. As described below in this Announcement, those services include network management, IT services, handset purchases, distribution services, billing and payment management, property management, logistics and procurement services; and

(c) leverage the PCCW Group's existing service platform, to improve service quality of the Group and to cater for increased sales volume in the future.

The continuing connected transactions described in this Announcement also reflect an overall medium to longer term shift by the Group to an outsourcing model, designed amongst other things to:

(a) enable the Group to obtain better terms from equipment and other suppliers, by combining its purchasing power with that of the PCCW Group;

(b) reduce the costs of, among other things, administration, network management, IT, handset purchases, distribution, billing and payment management, property management, logistics, procurement and corporate services by taking advantage of the economies of scale which can be derived from outsourcing the provision of those services to the PCCW Group (rather than maintaining the necessary infrastructure and resources to provide those services itself) or from purchasing products from third parties in conjunction with the PCCW Group, thereby benefiting from the combined purchasing power of the Group and the PCCW Group; and

(c) improve service quality of the Group and to cater for increased sales volume in the future.

Resolution of Potential Competition Issues

As referred to above in this Announcement:

(a) The Group will continue with its existing 2G business, selling its 2G product offerings directly to its existing target market, which consists principally of retail consumer customers. The PCCW Group will not be selling a standalone 2G product to retail consumer customers in any circumstances. Accordingly, the PCCW Group will not be competing with the Group in relation to 2G products and services marketed to retail consumer customers, which is the Group's existing target market.

(b) In relation to 3G products and services, the Group will adopt a wholesale business model, under which it will act as a wholesaler of 3G products and services to the PCCW Group. The PCCW Group will then resell those 3G products and services, improved with content acquired by the PCCW Group, directly to customers. The wholesale business model to be adopted by the Group is a standalone and sustainable business in its own right and is complementary to, and not competitive with, the PCCW Group's reseller business model in relation to 3G products and services. Growth of the PCCW Group's 3G reseller business will inevitably and directly lead to growth in the Group's 3G wholesale business.

(c) In relation to the sale of 2G products and services to commercial customers, the Group will also adopt a wholesale business model. This reflects the fact that the Group currently has very few commercial customers and historically the Group has found it extremely difficult to penetrate the commercial customer segment. The PCCW Group, on the other hand, has an existing substantial commercial customer base, to whom 2G and 3G product offerings can be marketed. Accordingly, the adoption by the Group of a 2G wholesaler business model in the context of sales to commercial customers is again complementary to, and not competitive with, the PCCW Group's reseller business model for this market segment. Growth of the PCCW Group's 2G reseller business will directly lead to the development of a new business for the Group, to a sector of the market which has historically proved to be unattainable for the Group.

(d) In terms of the potential migration of 2G customers to 3G products and services, this is a feature of advances in mobile telecommunications technology which the Group will face in any event as customers are expected to gradually shift from 2G to 3G technology offering enhanced features and performance. Following a detailed analysis of the mobile telecommunications market in Hong Kong and the viability of various alternative options available to the Group, including incurring the substantial costs of launching its own 3G offering to retail consumer customers, the Board is of the view that in principle the wholesale business model described above is in the best interests of the Company and its shareholders as a whole.

A chart illustrating the arrangements described above is set out below:

Note (1): If so requested by the customer, may include a subsidiary 2G product to support the principal PCCW 3G product or bundled with other products and services of the PCCW Group such as fixed line products and services and now TV.

Overview of Outsourcing

The table below shows the existing business functions of the Group which will be retained by the Group and those which will be outsourced to the PCCW Group, if the Transactions Requiring Independent Shareholders' approval are approved by the Independent Shareholders and the other continuing connected transactions referred to in this Announcement are implemented.
Functions retained by the Group	Functions outsourced to the PCCW Group

• CEO and Executive Office	• Network management

• Operations, comprising:	• Corporate services

— Retail sales	• Call centre management

— Retail marketing and operation support	• Systems integration and operations

— International services	• Distribution services

— Administration and logistics support	• Handset purchases

• Information technology	• Billing/Payment management

• New technologies	• Property management

• Finance, fraud and credit control	• Logistics support and procurement services

Outsourcing is an extremely common feature of a broad spectrum of business sectors, including the telecommunications sector. A number of the Group's competitors also employ elements of outsourcing in their business models, in order to reduce costs and improve financial performance in the context of a fiercely competitive market.

Following the implementation of the continuing connected transactions described in this Announcement, 277 of the 840 employees employed by the Group as of 31 January 2006 would continue to be employed by the Group in its retained business units, while 563 employees would transfer to the PCCW Group in connection with the functions to be outsourced to the PCCW Group. Of those 563, 248 transferring employees are based in Shenzhen and are principally engaged in "back office" administration and the operation of the Group's call centre which deals with customer enquiries.

It is important to note that:

(a) the Group will continue with its existing 2G business, with some of the support functions relating to that business being outsourced to the PCCW Group; and

(b) the Group will be commencing two new lines of business, by operating as a wholesaler of principally 3G but also 2G products and services to the PCCW Group. The wholesale business model is a recognised business model in the industry, as an alternative to a pure retail play, and will be incremental to the Group's existing 2G business.

In relation to this overall shift to an outsourcing model, the Board considers that the terms of the agreements to be entered into in relation to the continuing connected transactions and the provisions of the Listing Rules which are applicable to transactions between the Group and the PCCW Group are sufficient to ensure that the pricing and other terms of the outsourcing arrangements are, and will continue to be, in the interests of the Company and its shareholders as a whole.

General

The terms and conditions of each of the continuing connected transactions described in this Announcement are on normal commercial terms, have been settled on an arm's length basis and are no less favourable to the Group than those obtainable from or offered to independent third parties.

None of the continuing connected transactions described in this Announcement are exclusive. Accordingly, the Group is free to endeavour to market 2G and 3G products and services to any market segment, including both retail consumer customers and commercial customers. If at any time the Board considers that selling 3G products and services pursuant to a retail sale business model would be more profitable, there are no restrictions on the Company proceeding to do so. Similarly, the Group can appoint additional or alternative providers of outsourcing services and/or terminate the provision by the PCCW Group of one or more outsourcing services, in accordance with the respective terms of the relevant agreements described below.

PART B
OVERVIEW

Reference is made to the July Announcement and the January Announcement relating to certain continuing connected transactions between members of the Group and members of the PCCW Group.

1. The July Announcement

The July Announcement referred, among other things, to:

(a) the provision by the PCCW Group of certain types of leased circuits and interconnection capacity to the Group under agreements entered into before the PCCW Group became a connected person of the Company and expiring on 30 September 2006;

(b) the payment by the Group of certain interconnection charges to the PCCW Group, in accordance with the OFTA regulations, for transmission of mobile calls via the PCCW Group's public switched telephone network. The rates for the interconnection charges payable to the PCCW Group are regulated by OFTA; and

(c) the provision of distribution services by the PCCW Group to the Group pursuant to arrangements which expired on 31 December 2005.

2. Status of continuing connected transactions described in the July Announcement

(a) Subject to the Transactions Requiring Independent Shareholders' Approval being approved by the Independent Shareholders at the Shareholders' Meeting, the arrangements relating to the provision of leased circuits referred to in paragraph 1(a) above described in the July Announcement will be superseded and replaced by the Mobile Network Management Services Agreement described in paragraph 11 of Part C of this Announcement and the existing agreements will be terminated.

(b) The arrangements relating to the provision of interconnection capacity to the Group referred to in paragraph 1(b) above described in the July Announcement will continue to be provided under the Extended Deluxe Package Agreement for Interconnect Capacity dated 12 May 2005 described in paragraph 8(i) of Part C of this Announcement, which pre-dates PCCW Mobile having acquired a controlling interest in the Company and will continue in full force and effect in accordance with its terms, subject to the amendments described in paragraph 8(i) of Part C of this Announcement. In addition, the Flexible Bandwidth 1.5Mbps Service Agreement and the Video Link Circuit Agreement referred to in paragraphs 8(ii) and (iii) respectively of Part C of this Announcement are each new agreements. Also in relation to interconnection:

(i) payment by the Group of the mobile interconnection (PNETS) charges, mobile number portability (MNP) and local access charges (LAC), which are each charged in accordance with OFTA prescribed rates, will continue to be payable in accordance with those rates, as referred to in paragraph 8(iv) of Part C of this Announcement; and

(ii) miscellaneous local data services charges and local telephone services charges which are each payable in accordance with the relevant tariffs of HKTC from time to time will be payable as referred to in paragraph 8(v) of Part C of this Announcement.

Independent Shareholders will be asked to approve an increase in the amount of the Annual Caps in respect of the arrangements described above relating to interconnection at the Shareholders' Meeting.

(c) The distribution services arrangements referred to in paragraph 1(c) above expired on 31 December 2005 and were replaced by the agreements referred to in paragraph 3(a) below under the heading "The January Announcement".

3. The January Announcement

The January Announcement referred, among other things, to:

(a) The provision of distribution services by the PCCW Group to the Group, pursuant to two agreements dated 10 January 2006 and expiring on 31 December 2006. These arrangements replaced the provision of the distribution services referred to in the July Announcement and in paragraph 1(c) above, which expired on 31 December 2005.

(b) The wholesale of 2G and 3G mobile telecommunications services by the Group to the PCCW Group, pursuant to two agreements dated 10 January 2006 and expiring on 31 December 2006.

(c) The provision of IDD wholesale services by the PCCW Group to the Group, pursuant to an agreement dated 10 January 2006 and expiring on 31 December 2006.

(d) Arrangements relating to a handset mobile trade-in programme, pursuant to an agreement dated 10 January 2006 and expiring on 31 December 2006.

(e) The provision by the PCCW Group of call centre services for the benefit of the Group, pursuant to an agreement dated 10 January 2006 and expiring on 31 July 2006.

(f) The provision by the PCCW Group of systems integration and operations services to the Group, pursuant to an agreement dated 10 January 2006 and expiring on 31 December 2006.

(g) The sale of mobile plans by the Group to the PCCW Group, pursuant to an agreement dated 10 January 2006 and expiring on 31 December 2006.

(h) The provision of office space by the PCCW Group to the Group, pursuant to an agreement dated 10 January 2006 and expiring on 31 December 2006.

(i) The provision of facility management services by the PCCW Group to the Group, pursuant to various agreements.

(j) Two offer letters in respect of telephone exchanges.

(k) The design and build of mobile switching centres by the PCCW Group for the Group, pursuant to an agreement dated 10 January 2006 and expiring on 31 December 2006 and the design and build of additional switching centres anticipated by the Group to be necessary.

(l) The provision of logistics and procurement support to the Group by the PCCW Group, pursuant to two agreements dated 10 January 2006 and expiring on 31 December 2006.

As referred to in the January Announcement, the relevant percentage ratios (as defined in the Listing Rules) applicable to the Annual Cap in respect of each category of continuing connected transaction referred to in paragraphs 3(a) to (l) above, as disclosed in the January Announcement, exceeded 0.1% but were less than 2.5% and, accordingly, each category of transaction was only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and, pursuant to Rule 14A.34 of the Listing Rules, was exempt from the Independent Shareholders' approval requirements of Rule 14A.18 of the Listing Rules.

However, as specified in the January Announcement, in the case of a number of the continuing connected transactions listed in paragraphs 3(a) to (l) above and described in that announcement:

(i) the Company anticipated sales or charges in excess of the applicable Annual Cap for the relevant transaction disclosed in the January Announcement; and

(ii) pending Independent Shareholders' approval being obtained for, among other things, a higher Annual Cap, the Company would adhere to the Annual Cap stated for the relevant transaction in the January Announcement (or otherwise discontinue the arrangement before the relevant Annual Cap is exceeded).

4. Agreements referred to in the January Announcement which are to be superseded by agreements described in this Announcement

Subject to the Transactions Requiring Independent Shareholders' Approval being approved by the Independent Shareholders at the Shareholders' Meeting, the agreements described in the January Announcement relating to the continuing connected transactions listed in the table below will be superseded and replaced by the relevant agreements described in those paragraphs of this Announcement specified in the table below:
Continuing Connected Transactions	To be superseded and replaced by the
described in the January Announcement	relevant agreements described in the
following paragraphs of this
Announcement

• Provision of distribution services by the	• Paragraph 3 of Part C
PCCW Group to the Group, pursuant to
two agreements dated 10 January 2006
and expiring on 31 December 2006 (see
para. 3(a) above)

• Wholesale of 2G and 3G mobile	• Paragraph 1 of Part C
telecommunications services by the Group
to the PCCW Group (see para. 3(b)
above)

• Provision of IDD wholesale services by	• Paragraph 9 of Part C
the PCCW Group to the Group (see para.
3(c) above)

• Provision by the PCCW Group of call	• Paragraph 12 of Part C
centre services for the benefit of the
Group (see para. 3(e) above)

• The sale of mobile plans by the Group to	• Paragraph 6 of Part C
the PCCW Group, pursuant to an
agreement dated 10 January 2006 and
expiring on 31 December 2006 (see para.
3(g) above)

• The provision of office space by the	• Paragraph 21 of Part C
PCCW Group to the Group, pursuant to
an agreement dated 10 January 2006 and
expiring on 31 December 2006 (see para.
3(h) above)

• Provision of logistics and procurement	• Paragraphs 17 and 18 of Part C
support to the Group by the PCCW Group
(see para. 3(l) above)

5. Continuing Connected Transactions referred to in the January Announcement which will continue in accordance with their respective terms summarised in the January Announcement

The remaining continuing connected transactions described in the January Announcement and listed in paragraph 3 above will all continue in full force and effect in accordance with the terms of the relevant agreements summarised in the January Announcement. In some cases, those agreements will, subject to approval by the Independent Shareholders at the Shareholders' Meeting, be supplemented and/or amended as described below in this Announcement.

6. Increase of Annual Cap for certain agreements referred to in the January Announcement

In relation to certain agreements described in the January Announcement, those agreements will continue in full force, but Independent Shareholders will be asked to approve an increase in the applicable Annual Caps for those agreements, as compared to the Annual Caps disclosed in the January Announcement, and/or amendments and/or supplements to those agreements. The table below identifies the continuing connected transactions described in the January Announcement in respect of which Independent Shareholders will be asked to approve an increase in the relevant Annual Caps and/or amendments and/or supplements to those agreements and specifies the relevant paragraph of Part C of this Announcement which explains the increase in the Annual Caps and/or the relevant amendments and/or supplements which are being proposed.
Continuing Connected Transactions	Increase of Annual Cap as described in the
described in the January Announcement	following paragraphs of this
Announcement

• Two offer letters in respect of telephone	• Paragraph 22 of Part C
exchanges (see para. 3(j) above)

• The design and build of mobile switching	• Paragraph 14 of Part C
centres by the PCCW Group for the
Group, pursuant to an agreement dated 10
January 2006 and expiring on 31
December 2006 and the design and build
of additional switching centres anticipated
by the Group to be necessary (see para.
3(k) above)

• The provision by the PCCW Group of	• Paragraph 13 of Part C
systems integration and operations
services to the Group, pursuant to an
agreement dated 10 January 2006 and
expiring on 31 December 2006 (see para.
3(f) above)

7. Disclosure and approval requirements for the Continuing Connected Transactions described in this Announcement

The agreements described in Part C of this Announcement, other than certain pre-existing agreements entered into prior to PCCW Mobile becoming a substantial shareholder of the Company, are each conditional on Independent Shareholders' approval being obtained at the Shareholders' Meeting. In relation to those pre-existing agreements entered into prior to PCCW Mobile becoming a substantial shareholder of the Company, the increased Annual Caps in respect of those pre-existing agreements and the continuation of those pre-existing agreements are conditional on Independent Shareholders' approval being obtained at the Shareholders' Meeting.

PART C
CONTINUING CONNECTED TRANSACTIONS CONDITIONAL ON
INDEPENDENT SHAREHOLDERS' APPROVAL

The following agreements and/or the proposed Annual Caps in respect of them are conditional on Independent Shareholders' approval being obtained at the Shareholders' Meeting.

Section I - Provision of telecommunications services and/or products by the Group to the PCCW Group

The transactions relating to the provision of telecommunications services and/or products by the Group to the PCCW Group include the following:

1. Wholesale of 2G and 3G mobile telecommunications services to the PCCW Group;

2. 2G and 3G Content Delivery Support;

3. Distribution Services;

4. Sponsorship Program;

5. Distribution Services for Blackberry;

6. Sale of Mobile Plans; and

7. Agency Services.

Details of these transactions and relevant agreements as well as their respective proposed Annual Caps are set out below.

1. Wholesale of 2G and 3G mobile telecommunications services to the PCCW Group

The following agreements supersede and replace the agreements relating to the wholesale of 2G and 3G mobile telecommunications services by the Group to the PCCW Group as referred to in the January Announcement and in paragraph 3(b) of the section headed "Overview" of Part B of this Announcement:-

Agreements:   (1) 2G Wholesale Mobile Services Agreement dated 7 April 2006

  (2) 3G Wholesale Mobile Services Agreement dated 7 April 2006

Parties:    Agreement (1): Mandarin; and HKTC

Agreement (2): SUNDAY 3G; and HKTC

Effective Date:

In each case, the first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

Each agreement is conditional upon the agreement and the proposed Annual Caps in respect of that agreement being approved by the Independent Shareholders at the Shareholders' Meeting. The agreements are not conditional on the 2G and 3G Content Delivery Support Agreements described in paragraph 2 below coming into effect.

Rationale:

Mandarin and SUNDAY 3G have respectively agreed to wholesale certain 2G and 3G mobile telecommunications services to HKTC.

The 2G Wholesale Mobile Services Agreement provides for Mandarin to sell to HKTC on a wholesale basis Mandarin's 2G mobile telecommunications services (including local and roaming (outbound) airtime, SMS, IDD, GPRS, MMS, VAS and other services) (the "2G Mobile Services") for reselling by HKTC under the "PCCW Mobile" brand name to commercial customers of HKTC, or to provide a subsidiary 2G product to support a principal PCCW Group 3G product, or for bundling with other products or services of the PCCW Group such as fixed line products and services and now TV.

The 3G Wholesale Mobile Services Agreement provides for SUNDAY 3G to sell to HKTC on a wholesale basis SUNDAY 3G's mobile telecommunications services (including local and roaming (outbound) airtime, SMS, IDD, GPRS, MMS, VAS and other services) (the "3G Mobile Services") for reselling by HKTC under the "PCCW Mobile" brand name to commercial and consumer customers.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

(a) In relation to the 2G Mobile Services, HKTC must pay to Mandarin the sum of the following charges:

Monthly Usage Charge

Monthly usage charges for various services, including local airtime charges, roaming (outbound) airtime charges, SMS fees, IDD fees, GPRS, MMS, VAS and other services fees, which are to be charged at retail rates with volume discounts and other fees to be charged at cost with percentage mark-up and/or calculated based on the agreed unit rate as set out in the agreement and amount of usage with discounts to be applied to the level of spending with certain minimum fees. The unit rates are determined by reference to the retail rate and the rate charged to mobile virtual network operators.

The volume discounts offered range from 5% to 25% for most services and a discount of up to 40% is offered for GPRS local services. Certain of the volume discount rates are determined based on third party benchmarks. Certain of the volume discount rates for the acquisition of larger volumes are unprecedented because the Group has not previously offered such services on a wholesale basis, and therefore those volume discount rates are not based on any precedent discount offered. The volume discount is calculated to take into account and include consumption and spending under both the 2G Wholesale Mobile Services Agreement and the 3G Wholesale Mobile Services Agreement. The charges described above are subject to HKTC's monthly minimum commitment of HK$500,000 under the agreement.

Support Services Fee

• Billing support fee, comprising a fixed monthly amount as well as a per customer charge, which are determined by reference to costs incurred in the provision of such services;

• Sales administration, after-sale support, customer data processing and customer service hotline fees, comprising a fixed monthly amount as well as a per customer charge, which are determined by reference to costs incurred in the provision of such services;

• Mobile number portability support fee, which is charged at actual cost to Mandarin; and

• SIM card production fee, which is charged at actual cost to Mandarin plus 10% mark-up.

Other Fees

The contribution by HKTC to the annual licence fee payable to OFTA by Mandarin shall be in the amount of a charge per customer or at such other rates as determined by OFTA from time to time.

(b) In relation to the 3G Mobile Services, HKTC must pay to SUNDAY 3G the sum of the following charges:

Monthly Usage Charge

Monthly usage charges for various services, including local airtime charges, roaming (outbound) airtime charges, SMS fees, IDD fees, GPRS, MMS, VAS and other services fees, which are to be charged at retail rates with volume discounts and other fees to be charged at cost with percentage mark-up and/or calculated based on the agreed unit rate as set out in the agreement and amount of usage with discounts to be applied to the level of spending with certain minimum fees. The unit rates are determined by reference to the retail rate and the rate charged to mobile virtual network operators.

The volume discounts offered range from 5% to 25% for most services and a discount of up to 40% is offered for GPRS local services. There are no precedent rates for the determination of the 3G charges and as such, the charges and volume discounts were mostly determined based on the 2G charges and volume discounts. The volume discount is calculated to take into account consumption and spending under both the 3G Wholesale Mobile Services Agreement and the 2G Wholesale Mobile Services Agreement. The charges as set out in the schedule to the agreement are subject to and conditional upon HKTC's annual minimum commitment in an amount equal to the amount of the annual licence fee payable by SUNDAY 3G to OFTA with respect to its mobile carrier licence in accordance with the Telecommunications (Carrier Licences) Regulation (Cap. 106V) of the laws of Hong Kong. In case of early termination of the agreement, the annual minimum commitment shall be calculated on a pro-rata basis.

Support Services Fee

• Billing support fee, comprising a fixed monthly amount as well as a per customer charge, which are determined by reference to costs incurred in the provision of such services;

• Sales administration, after-sale support, customer data processing and customer service hotline fees, comprising a fixed monthly amount as well as a per customer charge, which are determined by reference to costs incurred in the provision of such services;

• Mobile number portability support fee, which is charged at actual cost to SUNDAY 3G; and

• SIM card production fee, which is charged at actual cost to SUNDAY 3G plus 10% mark-up.

Other Fees

The contribution by HKTC to the annual licence fee payable to OFTA by SUNDAY 3G shall be in the amount of a charge per customer or at such other rates as determined by OFTA from time to time.

Duration:

The 2G Wholesale Mobile Services Agreement is for a term of 3 years from the Effective Date unless terminated earlier by either party by not less than 6 months written notice.

The 3G Wholesale Mobile Services Agreement is for a term of 3 years from the Effective Date subject to earlier termination by HKTC by not less than 9 months written notice provided that such notice shall not be issued by HKTC before the expiry of the first 9 months from the Effective Date or by SUNDAY 3G by not less than 6 months written notice.

2. 2G and 3G Content Delivery Support

Agreements:	(1) 2G Content Delivery Support Agreement dated 7 April 2006

(2) 3G Content Delivery Support Agreement dated 7 April 2006

Parties:	Agreement (1): Mandarin; and HKTC

Agreement (2): SUNDAY 3G; and HKTC

Effective Date:

In each case, the first business day after the date on which the conditions precedent are satisfied.

Conditions Precedent:

The 2G Content Delivery Support Agreement is conditional upon (i) the agreement and the proposed Annual Caps in respect of the agreement being approved by the Independent Shareholders at the Shareholders' Meeting and (ii) the 2G Wholesale Mobile Services Agreement described in paragraph 1 above becoming effective.

The 3G Content Delivery Support Agreement is conditional upon (i) the agreement and the proposed Annual Caps in respect of the agreement being approved by the Independent Shareholders at the Shareholders' Meeting and (ii) the 3G Wholesale Mobile Services Agreement described in paragraph 1 above becoming effective.

Rationale:

To provide content delivery support services to HKTC in support of the sale to HKTC of mobile telecommunications services and related products in bulk under, respectively, the 2G Wholesale Mobile Services Agreement and the 3G Wholesale Mobile Services Agreement described in paragraph 1 above, entered into on the same date. The Content Delivery Support Agreements ensure that content provided by or with the authority of HKTC can be delivered to the ultimate consumers of the 2G and 3G services, in conjunction with the airtime acquired under the 2G and 3G Wholesale Mobile Services Agreements described in paragraph 1 above.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

(a) Under the 2G Content Delivery Support Agreement, HKTC shall pay to Mandarin an annual support service fee which is a fixed fee determined by reference to costs incurred and the parties agree to review annually the level of the support services fee payable under the agreement. Mandarin will issue invoices to HKTC at such intervals as both parties may from time to time agree.

(b) Under the 3G Content Delivery Support Agreement, HKTC shall pay to SUNDAY 3G an annual support service fee which is a fixed fee determined by reference to costs incurred and the parties agree to review annually the level of the support services fee payable under the agreement. SUNDAY 3G will issue invoices to HKTC at such intervals as both parties may from time to time agree.

Duration:

The agreement relating to the delivery of 2G content is for a term of 3 years from the Effective Date unless terminated by either party by not less than 6 months written notice or if the 2G Wholesale Mobile Services Agreement is terminated (i) in whole or (ii) in respect of specific services and such termination of specific services shall cause the provision of the 2G content delivery support to be impossible, impractical or unfeasible.

The agreement relating to the delivery of 3G content is for a term of 3 years from the Effective Date subject to earlier termination by HKTC by not less than 9 months written notice provided that such notice shall not be issued by HKTC before the expiry of the first 9 months from the Effective Date or by SUNDAY 3G by not less than 6 months written notice or if the 3G Wholesale Mobile Services Agreement is terminated (i) in whole or (ii) in respect of specific services and such termination of specific services shall cause the provision of the 3G content delivery support to be impossible, impractical or unfeasible.

3. Distribution Services

As referred to in the January Announcement, Mandarin has appointed NSL to act as one of its distributors for the distribution, promotion and sale of Mandarin's services and certain consumer products in Hong Kong, pursuant to two agreements each dated 10 January 2006 and expiring on 31 December 2006. The original terms of those agreements are summarised in the January Announcement but the following agreements supersede and replace the agreements referred to in the January Announcement and in paragraph 3(a) of the section headed "Overview" of Part B of this Announcement:

Agreement (1): Distribution Agreement (Commission Based) dated 7 April 2006

Parties: Mandarin; and NSL

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

For Mandarin to appoint NSL as one of Mandarin's distributors of its services and products.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

Mandarin has the absolute discretion to fix, adjust or vary the retail price of the products and services. Payments will be made to NSL on a commission basis. As regards the commissions payable to NSL, Mandarin is required to compile and issue a monthly report showing the total amount of upfront payment returnable to Mandarin and total amount of commissions payable to NSL. The two sums shall be set off against each other with the balance payable by the relevant party to the other within 60 days after the issuance of the report.

The commissions payable under the agreement comprises the following:

• Activation commission, which is calculated by reference to a fixed unit commission rate per activation depending on the type of activation where the fixed unit commission rate is determined based on existing offers to other independent distributors.

• Loyalty commission, plan commission and VAS commission which are paid based on number of month(s) of the subscription and payable in amounts comparable to existing offers to other independent distributors but plans with monthly tariffs of less than HK$50 per month are not eligible for such loyalty commission.

• Target commission, which is calculated by reference to a fixed unit commission rate per activation depending on monthly number of activations and where the fixed unit commission rate is determined based on existing offers to other independent distributors.

Duration:

The agreement is for a term of 3 years from the Effective Date, unless terminated earlier by not less than 6 months written notice by either party.

Agreement (2): Distribution Agreement (Pre-Paid) dated 7 April 2006

Parties: Mandarin; and NSL

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

For Mandarin to appoint NSL as one of Mandarin's distributors of its products.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

As regards the products specified in the agreement, these are purchased by NSL from Mandarin at the price as set out in the agreement and may then be re-sold by NSL. Mandarin has the absolute discretion to fix, adjust or vary the retail price of the products. NSL is entitled to retain the difference between the price paid to Mandarin and the retail price. NSL shall pay for the products at the wholesale price of the products, being at a specified percentage of the retail price. The difference between the wholesale price and the retail price shall be the commission to which NSL is entitled. Mandarin shall provide a cash rebate to NSL whereby a certain percentage will be paid as a rebate according to a scale of aggregate gross sales starting from HK$6 million as set out in a schedule to the agreement. The specified percentage discount on retail price and the percentage rebate are based on and are comparable to discounts and rebates offered to existing distributors. As regards the amounts payable to Mandarin under the agreement, Mandarin is required to invoice NSL after receiving from NSL its monthly sales report showing total wholesale price payable to Mandarin and total commission receivable by NSL. NSL shall send an invoice to Mandarin showing the cash rebate payable by Mandarin during the preceding quarter. NSL shall pay Mandarin the amount specified in the invoice within 30 days of the date of receipt of the relevant invoice. Mandarin shall pay NSL the amount of cash rebate specified in the invoice within 30 days of the date of receipt of the relevant invoice.

Duration:

The agreement is for a term of 3 years from the Effective Date, unless terminated earlier by not less than 6 months written notice by either party.

The terms of the Distribution Agreements described above, including the payment/pricing terms, are based on and comparable to the terms of other distribution agreements between the Group and its other distributors.

4. Sponsorship Program

Agreement: Sponsorship Program Agreement dated 7 April 2006

Parties: Mandarin; and HKTC

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

This is a joint marketing program, pursuant to which the Group and the PCCW Group will jointly market and promote the Group's products and services.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

The tariff plans initially to be offered by Mandarin under the agreement (the "SUNDAY Plans") are the prevailing plans in the amounts of HK$50 up to HK$488 which are entitled to between 550 and 7,500 minutes of airtime per month respectively. The parties may, however, agree to offer additional or different tariff plans under the agreement, by mutual agreement. Upon each eligible customer's activation of a SUNDAY Plan, Mandarin will offer the SUNDAY Plans to the relevant eligible customer at a discount of HK$50 per month from the standard tariff otherwise applicable to the relevant SUNDAY Plan selected by an eligible customer. That HK$50 per month discount will be subsidised as to an amount of HK$30 per month by HKTC paying to Mandarin a monthly sponsorship fee of HK$30 for each eligible customer for whom a monthly invoice is issued during the relevant subscription period and as to an amount of HK$20 per month by Mandarin. Mandarin will provide HKTC with monthly reports setting out the total number of SUNDAY Plans subscribed for by eligible customers and an invoice for the sponsorship fee for the preceding month. HKTC will pay the sponsorship fee for each month within 30 days of receipt of a sponsorship invoice and Mandarin will directly bill the eligible customers on a monthly basis for the applicable charges for the SUNDAY Plans payable by the eligible customers.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

5. Distribution Services for Blackberry

Agreement: Distributorship Agreement for Blackberry dated 7 April 2006

Parties: Mandarin; NSL; and HKTC

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

For the PCCW Group to act as the distributor for the Group in relation to certain Blackberry products and services and to promote, market, distribute and sell such products and services.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

The distributors shall pay Mandarin the charges in accordance with rates as imposed and charged by Mandarin's supplier. Mandarin shall issue and send invoices together with the activation and usage records to the distributors at such intervals as the parties may from time to time agree and the distributors shall settle the invoices within 30 days from the date of receipt of the invoices.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by any party.

6. Sale of Mobile Plans

The following agreement supersedes and replaces the agreement relating to the sale of mobile plans by the Group to the PCCW Group as referred to in the January Announcement and in paragraph 3(g) of the section headed "Overview" of Part B of this Announcement:-

Agreement: Corporate Customer Mobile Services Agreement dated 7 April 2006

Parties: HKTL; and Mandarin

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

HKTL has agreed to acquire certain telecommunications services from Mandarin to the intent that such services will be provided or made available to HKTL's authorised users (comprising different packages of mobile phone services offered by the Group).

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

HKTL shall pay Mandarin the charges in accordance with the different packages of mobile phone services provided by Mandarin. At the end of each billing cycle, Mandarin shall send an invoice for the preceding billing cycle, and in the absence of dispute raised by HKTL within 14 days following receipt of the invoice, the invoice shall be payable within 45 days from the date thereof.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

7. Agency Services

Agreement: Agency Agreement dated 7 April 2006

Parties: Mandarin; and NSL

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

NSL appoints Mandarin as its non-exclusive agent for the sale and marketing of specified products and/or services including, but not limited to, PCCW broadband service, local telephone service, IDD and value-added services and customer premises equipment products.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

Commission is payable to Mandarin in various amounts depending, amongst other things, on the type of product or service, the number of subscribers taking up the relevant product or service and the percentage of the subscription package made up of value added services. Within 14 days of each calendar quarter, NSL shall send to Mandarin an account showing particulars of the amount due to Mandarin by way of the commission accrued in that calendar quarter together with a remittance for the commission due.

Fixed unit commissions are payable per customer subscription for the first three months with higher fixed unit commission rates when certain volumes are met. For the subsequent period, different fixed unit commissions are specified depending on the type of products and services also with higher fixed unit commission rates when certain volumes are met. There are also additional quality assurance bonuses payable which will be calculated based on the quality score awarded. The commission payable to Mandarin will be comparable to the commission paid by the PCCW Group to other distributors of the PCCW Group.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

Proposed Annual Caps

The proposed Annual Caps and relevant bases for such Annual Caps for the transactions relating to the provision of telecommunications services and/or products by the Group to the PCCW Group are as follows:

Annual Caps for the 2G Wholesale Mobile Services Agreement referred to in paragraph 1 above for the year ending:

- 31 December 2006: HK$47,000,000

- 31 December 2007: HK$43,000,000

- 31 December 2008: HK$40,000,000

The Annual Caps for the 2G Wholesale Mobile Services Agreement are based on and determined by reference to:

(a) sales to date under the existing agreements relating to the wholesale of 2G and 3G mobile telecommunications services by the Group to the PCCW Group, which are described in the January Announcement;

(b) the estimated growth by the PCCW Group as a reseller in the mobile market;

(c) the existing rate offered by the Group to its retail customers;

(d) the existing rate offered to other mobile virtual network operators (MVNOs) by the Group; and

(e) the estimated volume rebate under the new line of business operated by the Group as a wholesaler for both 2G and 3G products and services to the PCCW Group.

Annual Caps for the 3G Wholesale Mobile Services Agreement referred to in paragraph 1 above for the year ending:

- 31 December 2006: HK$571,000,000

- 31 December 2007: HK$1,464,000,000

- 31 December 2008: HK$3,457,000,000

The Annual Caps for the 3G Wholesale Mobile Services Agreement are based on and are determined by reference to:

(a) sales to date under the existing agreements relating to the wholesale of 2G and 3G mobile telecommunications services by the Group to the PCCW Group, which are described in the January Announcement;

(b) the estimated growth by the PCCW Group as a reseller in the mobile market;

(c) the estimates of the levels of increased acceptance of 3G products and services; and

(d) the estimated volume rebate under the new line of business operated by the Group as a wholesaler for both 2G and 3G products and services to the PCCW Group.

Annual Caps for the 2G Content Delivery Support Agreement referred to in paragraph 2 above for the year ending:

- 31 December 2006: HK$2,160,000

- 31 December 2007: HK$1,940,000

- 31 December 2008: HK$1,750,000

The Annual Caps for the 2G Content Delivery Support Agreement are based on and determined by reference to:

(a) the estimated growth by the PCCW Group as a reseller in the mobile market;

(b) the estimated amounts of 2G mobile telecommunications services to be purchased by HKTC under the 2G Wholesale Mobile Services Agreement described in paragraph 1 above; and

(c) the estimates of the likely level of content use by customers.

Annual Caps for the 3G Content Delivery Support Agreement referred to in paragraph 2 above for the year ending:

- 31 December 2006: HK$5,040,000

- 31 December 2007: HK$7,200,000

- 31 December 2008: HK$9,000,000

The Annual Caps for the 3G Content Delivery Support Agreement are based on and determined by reference to:

(a) the estimated growth by the PCCW Group as a reseller in the mobile market;

(b) the estimates of the levels of increased acceptance of 3G products and services;

(c) the estimated amounts of 3G mobile telecommunications services to be purchased by HKTC under the 3G Wholesale Mobile Services Agreement described in paragraph 1 above; and

(d) the estimates of the likely level of content use by customers.

Annual Caps for the Distribution Agreement (Commission based) referred to in paragraph 3 above for the year ending:

- 31 December 2006: HK$51,600,000

- 31 December 2007: HK$60,000,000

- 31 December 2008: HK$65,000,000

The Annual Caps in relation to the commission based distribution agreement have been determined by reference to the historical figures and the growth which it is estimated will arise from the Group leveraging on the various distribution channels of the PCCW Group and the total commission paid by the Group to the PCCW Group in 2005 under the distribution arrangements described in the July Announcement.

Annual Caps for the Distribution Agreement (Pre-paid) referred to in paragraph 3 above for the year ending:

- 31 December 2006: HK$96,000,000

- 31 December 2007: HK$80,000,000

- 31 December 2008: HK$60,000,000

The Annual Caps in relation to the pre-paid distribution agreement have been determined by reference to the historical figures and the growth which it is estimated will arise from the Group leveraging on the various distribution channels of the PCCW Group and the total sales of consumer products to the PCCW Group in 2005 under the distribution arrangements described in the July Announcement.

Annual Caps for the Sponsorship Program Agreement referred to in paragraph 4 above for the year ending:

- 31 December 2006: HK$27,000,000

- 31 December 2007: HK$40,000,000

- 31 December 2008: HK$33,000,000

The Annual Caps have been determined by reference to:

(a) the estimated number of subscribers under the program; and

(b) the fee paid by the PCCW Group for the year ended 31 December 2005.

Annual Caps for the Distributorship Agreement for Blackberry referred to in paragraph 5 above for the year ending:

- 31 December 2006: HK$20,000,000

- 31 December 2007: HK$14,000,000

- 31 December 2008: HK$4,000,000

The proposed Annual Caps are based on estimates provided by the parties and have been determined by reference to the estimated growth by the PCCW Group as distributor of Blackberry services in the mobile telecommunications market.

Annual Caps for the Corporate Customer Mobile Services Agreement referred to in paragraph 6 above for the year ending:

- 31 December 2006: HK$6,000,000

- 31 December 2007: HK$8,000,000

- 31 December 2008: HK$10,000,000

The proposed Annual Caps are based on the internal projections of the number of users who will be authorised by HKTL to sign up the services and the different packages of the mobile phone services offered by Mandarin.

Annual Caps for the Agency Agreement referred to in paragraph 7 above for the year ending:

- 31 December 2006: HK$6,000,000

- 31 December 2007: HK$12,000,000

- 31 December 2008: HK$24,000,000

The parties are not currently engaged in transactions of the nature contemplated by the Agency Agreement. Accordingly, the proposed Annual Caps are based on estimates provided by the Group and have been determined by reference to the estimated sales through the Group's distribution channels and the commission rate offered to other distributors under similar terms and conditions.

Section II - Purchases made by the Group from the PCCW Group

The transactions relating to the purchases made by the Group from the PCCW Group include the following:

8. Interconnection Capacity and Charges;

9. IDD Wholesale Services; and

10. Handset Purchases.

Details of these transactions and relevant agreements as well as their respective proposed Annual Caps are set out below.

8. Interconnection Capacity and Charges

There are several agreements relating to interconnection capacity and charges. In addition, the PCCW Group provides certain interconnection services at rates prescribed by OFTA and also offers to provide certain interconnection services on the general terms and conditions published by the PCCW Group. Interconnection capacity is required by mobile operators to enable users of mobile telephones to call and interconnect with mobile or fixed line telephones of another operator. Accordingly, interconnection agreements are vital for the continuation of the Group's business in any form and the Group would not be able to continue with its business in the absence of interconnection arrangements with the PCCW Group. The regime relating to interconnection capacity and charges is described below in this paragraph 8.

(i) Interconnection Agreement

Agreement:    Extended Deluxe Package Agreement for Interconnect Capacity dated 12 May 2005, which, as referred to in the July Announcement, pre-dates PCCW Mobile having acquired a controlling shareholding interest in the Company, as amended by an amendment letter dated 7 April 2006

Parties:            Mandarin;  SUNDAY 3G; and   HKTC

Effective Date:

The agreement was entered into before PCCW Mobile became a shareholder of the Company, when transactions between the Group and the PCCW Group were not connected transactions of the Company for the purposes of the Listing Rules. The agreement came into effect on 1 May 2004 and was amended on 7 April 2006, subject to the satisfaction of the condition precedent in the amendment letter, to ensure that the term of the agreement does not exceed three years from the first business day after the date of the Shareholders' Meeting.

Condition Precedent:

The amendment letter is conditional upon the Extended Deluxe Package Agreement for Interconnect Capacity dated 12 May 2005 as amended by the amendment letter and the proposed Annual Caps in respect of the agreement (as amended by the amendment letter) specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

The agreement is a pre-existing agreement and is currently effective and in force. However, it is intended that if the agreement (as amended by the amendment letter) and the proposed Annual Caps in respect of the agreement (as amended by the amendment letter) are not approved by the Independent Shareholders at the Shareholders' Meeting and if the continuation of the agreement would constitute a breach of the Listing Rules, the agreement will be discontinued and/or replaced by alternative arrangements.

Rationale:

The provision by HKTC of certain specified interconnection capacity to the Group.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

(a) HKTC to provide interconnect capacity to Mandarin and SUNDAY 3G (each a "mobile operator").

(b) Each mobile operator is required to pay HKTC product charges including a one-off installation charge; relocation charges which are equivalent to the installation charges at the time and recurrent charges payable quarterly in advance at the Integrated Digital Access ("IDA") base rate. Subject to the relevant mobile operator complying with the agreement and maintaining at least 220 IDA E1 Systems there will be a discount adjustment of a range of specified percentages, depending on the contract period. The recurrent charges do not include the per minute usage charge set out in HKTC's tariff. There are also other charges including variation charges and cancellation charges. Most of the charges are calculated by reference to and will not be more than the gazetted rates published by HKTC. The relevant discounts are determined by reference to and are comparable to those offered to other customers of HKTC.

The IDA base rate, installation charges and relocation charges are subject to adjustment if at any time the percentage change in the CPI(A) Index for Hong Kong exceeds 10%.

Duration:

The agreement will terminate 3 years from the first business day after the date of the Shareholders' Meeting, unless terminated earlier by not less than 6 months written notice by either party provided that such termination is permitted by the licensing conditions of the parties under their respective telecommunications licences.

(ii) Flexible Bandwidth 1.5Mbps Service Agreement

Agreement: Flexible Bandwidth 1.5Mbps Service Agreement dated 7 April 2006

Parties: Mandarin; and HKTC

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

For HKTC to supply to Mandarin the flexible bandwidth 1.5Mbps service solution for data transmission.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

(a) Mandarin will pay to HKTC:

• one-off initial network setup charges and one-off additional ports installation charges, depending on the type of port;

• monthly project charges for the initial network set up, provided that Mandarin has fulfilled the terms and conditions of the agreement and agrees to maintain the minimum number of service ports required under the initial network set up. If Mandarin fails to meet the minimum quantity commitment, HKTC shall be entitled to be paid the monthly project charges in respect of the minimum quantity commitment until the end of a contract period;

• monthly port rental charge for additional ports, depending on the type of port;

• such other cancellation, variation, relocation, router and/or maintenance charges as set out in the agreement, if applicable.

All such charges are determined by reference to and comparable to those charged to other customers of HKTC.

(b) HKTC will invoice Mandarin on a monthly basis and Mandarin is to pay any valid invoiced amount by the statement due date.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

(iii) Video Link Circuit Agreement

Agreement: Video Link Circuit Agreement dated 7 April 2006

Parties: Mandarin; and HKTC

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

To enable Mandarin to obtain a one-way, serial-digital video transmission link ("Video Link Circuit") from HKTC for the purpose of supporting the running of content involving video clips.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

Mandarin will pay to HKTC one-off installation charge, relocation charges, monthly recurrent base charge and variation charges. Such charges are determined by reference to and comparable to those charged to other customers of HKTC. HKTC will (i) reimburse specified one-off amounts to Mandarin for one of the Video Link Circuits on the Effective Date; (ii) reimburse specified monthly amounts for each of the three months in the quarter following the three consecutive months in which Mandarin pays the base charges; and (iii) reimburse a specified one-off amount to Mandarin in the subsequent quarter after the relocation of a Video Link Circuit ordered by Mandarin, where the amounts of reimbursement are determined by reference to and comparable to those offered to other customers of HKTC.

HKTC will issue and send invoices to Mandarin on a monthly basis and Mandarin shall pay the invoiced amount before the specified due date.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

(iv) Mobile interconnection charges, mobile number portability and local access charges

The PCCW Group is a provider of mobile interconnection, mobile number portability and local access services and such services are offered at OFTA prescribed rates. The Group has entered into a number of agreements with the PCCW Group in connection with such services as set forth below. The agreements as set out in sections (a) to (c) below each relate to specific mobile interconnection, mobile number portability or local access services and contain terms relating specifically to the scope of services and mode of performance of services and other obligations. The 2G Interconnection Rates Agreement and 3G Interconnection Rates Agreement in section (d) below set out the fees payable under all the services specified in sections (a) to (c) and also amend and supplement certain provisions of certain of the agreements described in sections (a) to (c), as more particularly described below.

(a) Mobile Interconnection

The PCCW Group will continue to provide mobile interconnection services for transmission of mobile calls via HKTC's public switched telephone network in accordance with OFTA regulations at rates prescribed by OFTA in accordance with the terms of the agreements set out in (d) below and the following agreements:

Agreement (1) :      Interconnection Agreement dated 12 May 2005, which pre-dates PCCW Mobile having acquired a controlling shareholding interest in the Company as amended by the 3G Interconnection Rates Agreement described in section (d) below.

Parties:                    SUNDAY 3G; and HKTC

Effective Date:

The agreement was entered into before PCCW Mobile became a shareholder of the Company, when transactions between the Group and the PCCW Group were not connected transactions of the Company for the purposes of the Listing Rules. The agreement came into effect on 1 May 2004 and was amended by the 3G Interconnection Rates Agreement, subject to the satisfaction of the condition precedent in the 3G Interconnection Rates Agreement, to ensure that the term of the agreement does not exceed three years from the first business day after the date of the Shareholders' Meeting.

Condition Precedent:

The agreement is a pre-existing agreement and is currently effective and in force. However, it is intended that if the agreement (as amended by the 3G Interconnection Rates Agreement) and the proposed Annual Caps in respect of the agreements referred to in this paragraph 8(iv), as specified below, are not approved by the Independent Shareholders at the Shareholders' Meeting, and if the continuation of the agreement would constitute a breach of the Listing Rules, the agreement will be discontinued and/or replaced by alternative arrangements.

Rationale:

HKTC to allow the connection of SUNDAY 3G's network to HKTC's public switched telephone network. Interconnection is essential for the operation of the Group's telecommunications business, in order to allow users of mobile telephones to call and connect with a fixed line telephone.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

(a) The usage charges to be paid by SUNDAY 3G will be those in accordance with Part II of the HKTC tariff published from time to time.

(b) HKTC will issue and send invoices to the customer on a monthly basis (other than for the recurrent charges for IDA circuits, which will be issued on a quarterly basis). In relation to the usage charge, HKTC shall provide to SUNDAY 3G a monthly written statement indicating the total minutes of calls and amount to be paid by SUNDAY 3G to HKTC.

Duration:

The 3G Interconnection Rates Agreement provides that the agreement will terminate 3 years from the first business day after the date of the Shareholders' Meeting, unless terminated earlier by not less than 6 months written notice by either party provided that such termination is permitted by the licensing conditions of the parties under their respective telecommunications licences.

Agreement (2):       Interconnection Agreement dated 14 April 1997 as amended by an amendment agreement dated 19 January 1999 and as amended by the 2G Interconnection Rates Agreement described in section (d) below

Parties:                    Mandarin; and HKTC

Effective Date:

The agreement was entered into before PCCW Mobile became a shareholder of the Company, when transactions between the Group and the PCCW Group were not connected transactions of the Company for the purposes of the Listing Rules. The agreement came into effect on 14 April 1997 and was amended by the 2G Interconnection Rates Agreement, subject to the satisfaction of the condition precedent in the 2G Interconnection Rates Agreement, to ensure that the term of the agreement does not exceed three years from the first business day after the date of the Shareholders' Meeting.

Condition Precedent:

The agreement is a pre-existing agreement and is currently effective and in force. However, it is intended that if the agreement (as amended by the 2G Interconnection Rates Agreement) and the proposed Annual Caps in respect of the agreements referred to in this paragraph 8(iv), as specified below, are not approved by the Independent Shareholders at the Shareholders' Meeting, and if the continuation of the agreement would constitute a breach of the Listing Rules, the agreement will be discontinued and/or replaced by alternative arrangements.

Rationale:

HKTC to allow the connection of Mandarin's personal communications system (PCS) network to HKTC's public switched telephone network. Interconnection is essential for the operation of the Group's telecommunications business, in order to allow users of mobile telephones to call and connect with a fixed line telephone.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

(a) HKTC to interconnect its public switched telephone network with Mandarin's PCS network and Mandarin will pay the charges for interconnection services in accordance with Part II of HKTC's tariff in effect from time to time according to the amount of usage.

(b) Mandarin will pass traffic which originates on its PCS network directly to HKTC and if Mandarin wishes to pass traffic which originates from its network indirectly through a transit network or traffic which does not originate from its network, the parties will negotiate the basis on which Mandarin may pass such traffic.

(c) HKTC will issue and send invoices to Mandarin on a monthly basis (other than for the recurrent charges for IDA circuit which will be issued on a quarterly basis). Each invoice will be issued on or before the 10th day of the month. Payments should be made by the due date as set out in the invoice or if no due date is set out, 30 days after the date of the invoice, whichever is earlier.

Duration:

The term was not expressly specified in the original agreement. The 2G Interconnection Rates Agreement provides that the agreement will terminate 3 years from the first business day after the date of the Shareholders' Meeting, unless terminated earlier by not less than 6 months written notice by either party provided that such termination is permitted by the licensing conditions of the parties under their respective telecommunications licences.

(b) Mobile Number Portability

The PCCW Group will also continue to provide mobile number portability (MNP) services in accordance with OFTA regulations at rates prescribed by OFTA and in accordance with the terms of the agreements set out in (d) below and the following agreement:

Agreement:

Mobile Number Portability Service Agreement dated 19 January 1999 as amended by the 2G Interconnection Rates Agreement as described in section (d) below

Parties: Mandarin; and HKTC

Effective Date:

The agreement was entered into before PCCW Mobile became a shareholder of the Company, when transactions between the Group and the PCCW Group were not connected transactions of the Company for the purposes of the Listing Rules. The agreement came into effect on 1

March 1999 and was amended by the 2G Interconnection Rates Agreement, subject to the satisfaction of the condition precedent in the 2G Interconnection Rates Agreement, to ensure that the term of the agreement does not exceed three years from the first business day after the date of the Shareholders' Meeting.

Condition Precedent:

The agreement is a pre-existing agreement and is currently effective and in force. However, it is intended that if the agreement (as amended by the 2G Interconnection Rates Agreement) and the proposed Annual Caps in respect of the agreements referred to in this paragraph 8(iv), as specified below, are not approved by the Independent Shareholders at the Shareholders' Meeting, and if the continuation of the agreement would constitute a breach of the Listing Rules, the agreement will be discontinued and/or replaced by alternative arrangements.

Rationale:

HKTC will provide a mobile number portability database interrogation service to the Group in accordance with the terms of the HKTC tariff and the agreement. This is necessary for the purpose of correctly routing those calls from Mandarin's network to HKTC's public switched telephone network or to another PCS or public mobile radio telephone service (PMRS) network.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

HKTC will provide a mobile number portability database interrogation service to Mandarin in accordance with the terms of the HKTC tariff and the agreement and Mandarin will pay charges for such service in accordance with HKTC's published and gazetted tariff for mobile number portability database interrogation service as amended from time to time.

Duration:

The term was not expressly specified in the original agreement. The 2G Interconnection Rates Agreement provides that the agreement will terminate 3 years from the first business day after the date of the Shareholders' Meeting, unless terminated earlier by not less than 6 months written notice by either party provided that such termination is permitted by the licensing conditions of the parties under their respective telecommunications licences.

(c) Local Access

The PCCW Group will also continue to provide local access services in accordance with OFTA regulations at rates prescribed by OFTA and in accordance with the terms of the 2G Interconnection Rates Agreement set out in (d) below and the following agreement.

Agreement: International Call Delivery Agreement dated 9 September 1999 as amended by the 2G Interconnection Rates Agreement

Parties: Mandarin; and HKTC

Effective Date:

The agreement was entered into before PCCW Mobile became a shareholder of the Company, when transactions between the Group and the PCCW Group were not connected transactions of the Company for the purposes of the Listing Rules. The agreement came into effect on 9 September 1999 and was amended by the 2G Interconnection Rates Agreement, subject to the satisfaction of the condition precedent in the 2G Interconnection Rates Agreement, to ensure that the term of the agreement does not exceed three years from the first business day after the date of the Shareholders' Meeting.

Condition Precedent:

The agreement is a pre-existing agreement and is currently effective and in force. However, it is intended that if the agreement (as amended by the 2G Interconnection Rates Agreement) and the proposed Annual Caps in respect of the agreements referred to in this paragraph 8(iv), as specified below, are not approved by the Independent Shareholders at the Shareholders' Meeting, and if the continuation of the agreement would constitute a breach of the Listing Rules, the agreement will be discontinued and/or replaced by alternative arrangements.

Rationale:

HKTC to allow the connection of Mandarin's network under its public non-exclusive telecommunications service licence for external telecommunications services to HKTC's public switched telephone network. Interconnection is essential for the operation of the Group's telecommunications business and to route and convey calls to and from Mandarin's network.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

(a) Mandarin shall pay HKTC the following charges as published by HKTC in the Government Gazette, unless otherwise agreed between the parties, or as lawfully approved and determined by OFTA:

(i) Local access charges;

(ii) Transit charges; and

(iii) Additional local access charge, depending on the type of communications, as published by the relevant third party operator in the Government Gazette or such amount as is agreed by the relevant third party operator and Mandarin to be applicable.

(b) HKTC will invoice Mandarin for the charges within 15 days after the end of each calendar month and Mandarin shall make payment on or before 30 days after the date of receipt of the statement/invoice.

Duration:

The 2G Interconnection Rates Agreement provides that the agreement will terminate 3 years from the first business day after the date of the Shareholders' Meeting, unless terminated earlier by not less than 6 months written notice by either party provided that such termination is permitted by the licensing conditions of the parties under their respective telecommunications licences.

(d) 2G Interconnection Rates Agreement and 3G Interconnection Rates Agreement

The PCCW Group shall offer the services described in paragraphs (a) to (c) above, at rates prescribed by OFTA. The Group and the PCCW Group have also entered into the following agreements in relation to the services described in paragraphs (a) to (c) above:

Agreements: (1) 2G Interconnection Rates Agreement dated 7 April 2006
                        (2) 3G Interconnection Rates Agreement dated 7 April 2006

Parties: Agreement (1): Mandarin; and HKTC

                Agreement (2): SUNDAY 3G; and HKTC

Effective Date:

In each case, the first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

Each agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreements described in this paragraph 8(iv) being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

HKTC has agreed to provide certain interconnection services to Mandarin and SUNDAY 3G.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

(a) The agreement with Mandarin sets out the OFTA approved interconnection rates payable by Mandarin in connection with the interconnection services according to the types of interconnection including mobile PNETS non-transit, mobile PNETS transit, MNP porting, MNP dipping, LAC, LAC (transit) and transit charge.

(b) The agreement with SUNDAY 3G sets out the OFTA approved interconnection rates payable by SUNDAY 3G in connection with the interconnection services according to the types of interconnection including mobile PNETS non-transit, mobile PNETS transit, MNP porting and MNP dipping.

Duration:

Each agreement commences on the Effective Date and remains in force for 3 years unless terminated earlier by not less than 6 months written notice by either party provided that such termination is permitted by the licensing conditions of the parties under their respective telecommunications licences.

(v) Miscellaneous local telephone/data services

The PCCW Group will also continue to provide the following services to the Group:

(a) miscellaneous local data services in accordance with the relevant tariffs of HKTC from time to time; and

(b) local telephone services in accordance with the relevant tariffs of HKTC from time to time.

Agreement: Letter Agreement dated 7 April 2006 in relation to Miscellaneous Local Telephone or Data Services

Parties: Mandarin; and HKTC

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

HKTC has agreed to provide certain local data services and local telephone services to Mandarin.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

Mandarin will pay to HKTC local data service fees for the provision of miscellaneous local data service in accordance with the relevant tariffs of HKTC from time to time. Mandarin will also pay to HKTC local telephone service fees for the provision of local telephone service in accordance with the relevant tariffs of HKTC from time to time.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

9. IDD Wholesale Services

The following agreement supersedes and replaces the agreement relating to the IDD wholesale services provided by the PCCW Group to the Group as referred to in the January Announcement and in paragraph 3(c) of the section headed "Overview" of Part B of this Announcement:-

Agreement: Wholesale International Switched Service Provision Agreement dated 7 April 2006

Parties: Mandarin; and HKTC

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

For HKTC to supply IDD switched service to Mandarin. The Group requires IDD switched service in the ordinary course of its business, in order to provide IDD services to its customers. The PCCW Group is one of a number of providers of IDD switched service in Hong Kong. The agreement is not exclusive and Mandarin can, if it wishes, acquire IDD switched service from other suppliers.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

Mandarin will pay to HKTC a monthly usage charge based on the monthly usage volume multiplied by the respective per minute usage rates which are determined by reference to actual costs with a mark-up (with the minimum charging unit being 6 seconds and thereafter calculated in 6 second increments rounded up to nearest 6 seconds) for the respective call destinations set out in the agreement. HKTC will provide to Mandarin a monthly invoice within 15 days after the end of each calendar month in relation to the amount to be paid and information relating to the usage of service. Mandarin shall make payment within 30 days after the date of the invoice.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated by not less than 6 months written notice by either party.

10. Handset Purchases

Agreement: Handset Procurement Agreement dated 7 April 2006

Parties: Mandarin; and NSL

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

To facilitate the aggregation of the combined purchasing powers of the Group and the PCCW Group in relation to the purchase of 2G and 3G mobile telephones, terminals, devices and related accessories (the "Products") and thereby enabling the Group to obtain better terms from suppliers. Under the agreement, Mandarin appoints NSL and/or its affiliates as a dealer for the procurement, purchase and sale of the Products to Mandarin. NSL will purchase the Products, as agreed with Mandarin, from the suppliers of the Products and sell them to Mandarin at the cost charged to NSL for the Products.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

NSL shall sell the Products to Mandarin at the cost charged to NSL by the suppliers of the Products and Mandarin shall pay NSL for the Products at cost plus associated delivery costs. Mandarin is required to pay for the Products purchased by it from NSL within 30 days after the receipt of the relevant invoice. All monies and proceeds received from customers of the Products shall belong to Mandarin.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated by not less than 6 months written notice by either party.

Proposed Annual Caps

The proposed Annual Caps and relevant bases for such Annual Caps for the transactions relating to the purchases made by the Group from the PCCW Group are as follows:

Annual Caps for the Extended Deluxe Package Agreement for Interconnect Capacity dated 12 May 2005 (as amended by the amendment letter) referred to in paragraph 8(i) above for the year ending:

- 31 December 2006: HK$12,300,000

- 31 December 2007: HK$14,700,000

- 31 December 2008: HK$16,500,000

The Annual Caps have been determined by reference to the estimated growth of traffic due to increase in mobile subscribers and the charges paid to the PCCW Group for the year ended 31 December 2005.

Annual Caps for the Flexible Bandwidth 1.5Mbps Service Agreement dated 7 April 2006 referred to in paragraph 8(ii) above for the year ending:

- 31 December 2006: HK$1,100,000

- 31 December 2007: HK$1,200,000

- 31 December 2008: HK$1,000,000

The Annual Caps have been determined by reference to the estimated usage of the Group and the unit price offered by the PCCW Group for similar products and services.

Annual Caps for the Video Link Circuit Agreement dated 7 April 2006 referred to in paragraph 8(iii) above for the year ending:

- 31 December 2006: HK$200,000

- 31 December 2007: HK$500,000

- 31 December 2008: HK$900,000

The Annual Caps have been determined by reference to the estimated usage of the Group and the unit price offered by the PCCW Group for similar products and services.

Annual Caps for the mobile interconnection charges, mobile number portability and local access charges referred to in paragraph 8(iv) above for the year ending:

- 31 December 2006: HK$86,000,000

- 31 December 2007: HK$107,300,000

- 31 December 2008: HK$114,300,000

Under OFTA regulations, wireless operators are required to pay interconnection charges to the PCCW Group for transmission of mobile calls via HKTC's public switched telephone network. The rates for the interconnection charges payable to the PCCW Group are regulated by OFTA.

The proposed Annual Caps have been determined by reference to:

(a) the Group's 3G network rollout and the anticipated growth in network usage;

(b) the new lines of business operated by the Group as wholesaler for both 2G and 3G products and services to the PCCW Group; and

(c) the total interconnection charges paid to the PCCW Group for the year ended 31 December 2005.

Annual Caps for the miscellaneous local telephone/data services referred to in paragraph 8(v) above for the year ending:

- 31 December 2006: HK$9,650,000

- 31 December 2007: HK$11,400,000

- 31 December 2008: HK$13,200,000

The Annual Caps have been determined by reference to the estimated usage by the Group and the existing tariff rate as published by the PCCW Group to other customers.

Annual Caps for the IDD Wholesale Services referred to in paragraph 9 above for the year ending:

- 31 December 2006: HK$18,000,000

- 31 December 2007: HK$20,000,000

- 31 December 2008: HK$22,000,000

The Annual Caps have been determined by reference to the charges to be incurred by the Group in relation to IDD capacity and the total IDD charges paid by the Group to the PCCW Group in 2005. The PCCW Group was one of the providers of IDD switched service to the Group in 2005.

Annual Caps for the Handset Purchases referred to in paragraph 10 above for the year ending:

- 31 December 2006: HK$300,000,000

- 31 December 2007: HK$200,000,000

- 31 December 2008: HK$100,000,000

By combining the purchasing powers of the Group and the PCCW Group, the PCCW Group will charge the Group based on the actual cost charged by the suppliers of the Products. The parties are not currently engaged in transactions of the nature contemplated by the Handset Procurement Agreement. Accordingly, the proposed Annual Caps are based on estimates provided by the Group and determined by reference to the total purchases of the Products paid to suppliers directly by the Group for the year ended 31 December 2005.

Section III - The provision of services by the PCCW Group to the Group

The transactions relating to the provision of services by the PCCW Group to the Group are the following:

11. Network Management Services;

12. Call Centre Management Services;

13. Systems Integration and Operations Services;

14. Design and Build of Mobile Switching Centres and Cell Sites Services;

15. Billing/Payment Management Services;

16. Property Management Services;

17. Logistics Support Services;

18. Procurement Services;

19. Secondment of Staff Services;

20. Content Management Services;

21. Provision of Office Space;

22. Licences in respect of Telephone Exchanges; and

23. Corporate Services.

Details of these transactions and relevant agreements as well as their respective proposed Annual Caps are set out below.

11. Network Management Services

The following agreement supersedes and replaces the arrangements relating to the provision of leased circuits referred to in the July Announcement and in paragraph 2(a) of the section headed "Overview" of Part B of this Announcement.

Agreement: Mobile Network Management Services Agreement dated 7 April 2006

Parties: Mandarin; and Cascade

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

To outsource the network management of the Group's mobile telecommunications network and to acquire transmission capacity including leased circuits. The Board considers that by outsourcing the Group's mobile telecommunications network management requirements, this will result in cost savings to the Group, as compared to the alternative of the Group continuing to maintain the infrastructure and internal resources required to manage its own network.

The acquisition of transmission capacity including leased circuits from the PCCW Group is in the ordinary and usual course of business of the Group and replaces the arrangements described in the July Announcement. Leased circuits are essential for the operation of the Group's mobile telecommunications business.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

Charges for Mobile Network Management Services

(a) A fixed unit price per 2G cell site and per 3G cell site, which is used in determining the charges payable under the agreement (as described below), is set out in the agreement. Similarly, a fixed unit price for 2G traffic per subscriber and for 3G traffic per subscriber, which is also used in determining the charges payable under the agreement (as described below), is set out in the agreement. Different amounts are to be prescribed for the first 12 months of the agreement and for the remainder of the term of the agreement.

The total monthly charges will be the sum of:-

(i) 2G cell site revenue (being the number of 2G cell sites for the preceding month multiplied by the unit price per 2G cell site);

(ii) 3G cell site revenue (being the number of 3G cell sites for the preceding month multiplied by the unit price per 3G cell site);

(iii) 2G subscriber-traffic revenue (being the number of 2G subscribers for the preceding month multiplied by a specified 2G traffic index multiplied by the unit price for 2G traffic per subscriber); and

(iv) 3G subscriber-traffic revenue (being the number of 3G subscribers for the preceding month multiplied by a specified 3G traffic index multiplied by the unit price for 3G traffic per subscriber),

but will be subject to a monthly minimum charge of HK$10,482,200 for the first 12 months and HK$11,734,700 thereafter. If the total charges incurred under the agreement in respect of the periods from the Effective Date up to the day immediately preceding the first anniversary of the Effective Date; the first anniversary of the Effective Date up to the day immediately preceding the second anniversary of the Effective Date; or the second anniversary of the Effective Date up to the day immediately preceding the third anniversary of the Effective Date, exceed 120% of the minimum annual charge in respect of the relevant year, Mandarin is entitled to an amount of credit in respect of that year, as specified in the agreement. The rates offered by the PCCW Group to the Group for mobile network management services under the agreement are determined by reference to and are comparable to the rates offered by the PCCW Group to other third parties.

Charges for Managed Cell Site Co-Location Services

(b) Mandarin shall pay to Cascade (i) for any civil, fibre or additional work required for the services and such charges will be determined and quoted by Cascade on a case by case basis and (ii) a monthly recurrent charge to Cascade in the amount of HK$18,000. Variation charges (calculated based on actual man hours required for variation) and cancellation charges (being 3 months recurrent charges plus any additional work charge) are also payable on variation or cancellation of orders. The rates offered by the PCCW Group to the Group for managed cell site co-location services are comparable to the rates offered by the PCCW Group to other third parties.

In respect of the charges for managed cell site co-location services, Cascade will invoice Mandarin on a monthly basis and Mandarin shall pay any valid invoice by the specified due date.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated by not less than 6 months written notice by either party.

12. Call Centre Management Services

The following agreement supersedes and replaces the agreement relating to the provision of call centre services by the PCCW Group to the Group as referred to in the January Announcement and in paragraph 3(e) of the section headed "Overview" of Part B of this Announcement:-

Agreement: Contact Centre Services Agreement dated 7 April 2006

Parties: Mandarin; and PCCW Teleservices

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

The Group has decided to outsource its call centre services to PCCW Teleservices, given the need for increased customer services capacity, the anticipated growth in network usage and subscriber base and the cost savings and superior service levels expected to be derived from outsourcing this function.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

(a) Mandarin is to pay charges to PCCW Teleservices based on a cost plus model, being:

(i) a monthly charge for the services on a cost plus mark-up basis so that there will be a specified percentage mark-up on the total monthly aggregate costs of certain items specified in the agreement, being expenses directly and reasonably incurred in running, developing and supporting the call centre and including, among other things, staff headcount and costs, rent and rates, repair and maintenance, utilities etc. as specified in the agreement whereby the specified percentage mark-up is determined by reference to and is comparable to that offered to other clients of PCCW Teleservices; and

(ii) additional expenditure required to manage changes or additional scope of service, which shall be invoiced separately to Mandarin as additional costs after prior written consent is obtained by PCCW Teleservices from Mandarin.

(b) PCCW Teleservices will issue invoices to Mandarin on a monthly basis. The charges are payable within 30 days from the date of receipt of the invoice.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by 6 months written notice by either party.

13. Systems Integration and Operations Services

As referred to in the January Announcement, PCCW Powerbase and Mandarin are parties to an agreement dated 10 January 2006 under which PCCW Powerbase is to provide certain systems integration and operations services to Mandarin. The terms of the agreement are again summarised in agreement (1) below.

At the Shareholders' Meeting, Independent Shareholders will be asked to approve an increase in the amount of the Annual Cap specified in the January Announcement, to the proposed Annual Caps specified below. The proposed increase in the amount of the Annual Cap reflects the increase in the scope of systems integration services as a result of the new agreement entered into as set out in agreement (2) below.

Agreement (1): Agreement for IT Services dated 10 January 2006

Parties: Mandarin; and PCCW Powerbase

Effective Date:

The agreement was entered into on 10 January 2006.

Condition Precedent:

The agreement is a pre-existing agreement referred to in the January Announcement and is currently effective and in force.

Rationale:

To achieve cost savings and superior services by outsourcing the Group's IT functions (including operation and technical services, hosting and managed services) to PCCW Powerbase.

Terms:

PCCW Powerbase has agreed to provide data centre management services and IT network support services to Mandarin. The amounts payable under the agreement include a set up charge payable in January 2006 and a service charge payable every month in advance. All charges to be paid to PCCW Powerbase by its customers are payable monthly in advance, such service charge is a fixed fee determined by reference to the estimated costs and the rates offered to other customers of PCCW Powerbase. The Directors are satisfied that the agreement is on normal commercial terms.

Duration:

The agreement expires on 31 December 2006.

Agreement (2): Agreement for IT Services dated 7 April 2006

Parties: Mandarin; and PCCW Powerbase

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

To achieve cost savings and superior services by outsourcing the Group's IT functions (including application development and maintenance, operation and technical services, hosting and managed services) to PCCW Powerbase.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

(a) PCCW Powerbase will provide systems integration and operations services to Mandarin under the agreement, if requested to do so by Mandarin submitting a service request in accordance with the terms of the agreement (a "Service Request").

(b) Mandarin or any member of the Group may at any time request the provision of the services by providing PCCW Powerbase with a Service Request. PCCW Powerbase will then provide a quotation within 15 business days or such other period as agreed in writing by the relevant ordering authority of Mandarin and PCCW Powerbase representative after receiving the Service Request. Any quote so provided must be made in good faith in response to the content and requirements of the Service Request; be fairly based on its fee structure including standard or lower rates; if submitted on a fixed price basis be based on standard or lower rates; fairly reflect the effort required to carry out such services and reasonably describe all anticipated expenses.

(c) Mandarin will make payment to PCCW Powerbase in accordance with:

• the approved fixed price fee agreed in the Service Requests approved by both parties; and/or

• the approved time and materials fee for time and materials agreed in the Service Requests approved by both parties. PCCW Powerbase personnel are required to maintain and submit on request accurate and complete timesheets in approved format where payment is on a time and materials basis and are required to inform Mandarin of the relevant information when approximately 80% of the time and materials budget is reached (or such other amount identified in an approved Service Request).

(d) PCCW Powerbase will submit (i) the times and materials fees to Mandarin, monthly in arrears and (ii) invoices for payment of all or progressive components of fixed price fees as specified in the agreed payment plan. All payments should be made by Mandarin within 30 days (or such longer period as specified in the approved Service Request) of receipt of an invoice.

(e) Where there is a budget limit for time and materials in an approved Service Request, PCCW Powerbase must not request payment in excess of such limit without the prior written consent of Mandarin and PCCW Powerbase is to notify Mandarin and suspend work if and when the limit is reached and to provide an estimate of costs of completing the services.

(f) Mandarin has the right to undertake a price review in conjunction with PCCW Powerbase. The review will include the consideration of manufacturing efficiencies (i.e. relating to new technology etc), movement in major cost/price drivers of services, sharing of cost reduction initiatives, changes in functionality and hardware and/or software upgrades.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party provided that such notice shall not be issued before the expiry of the first 12 months from the Effective Date.

14. Design and Build of Mobile Switching Centres and Cell Sites Services

As referred to in the January Announcement, Cascade and Mandarin are parties to a letter of award dated 10 January 2006 under which Mandarin has awarded Cascade the contract to design and build a new mobile switching centre at the Yau Tong exchange, following a tender process. The terms of the letter of award are summarised and disclosed in the January Announcement.

At the Shareholders' Meeting, Independent Shareholders will be asked to approve an increase in the amount of the Annual Cap of HK$28 million specified in the January Announcement,

to the proposed Annual Caps specified below. The proposed increase in the amount of the Annual Cap reflects expected increase in 3G usage, as a result of which the Board anticipates that it may be necessary to tender for the design and build of an additional switching centre and the design and build of additional cell sites.

Additional agreements and/or letters of award relating to the design and build of mobile switching centres and/or cell sites, in a form similar to the letter of award dated 10 January 2006, will be entered into in the future in the event of the tender and award of such projects. At the Shareholders' Meeting, Independent Shareholders will be asked to approve the Group entering into those additional agreements and/or letters of award in the future in the event of the tender and award of such projects, provided that the amounts payable under the letter of award dated 10 January 2006 and all those additional agreements and/or letters of award shall not exceed the Annual Caps as specified below in respect of the arrangements referred to in this paragraph 14.

The increased Annual Caps have been determined by reference to the actual costs incurred for the Yau Tong project as stated in the January Announcement and the estimated market pricing for transactions of the same nature.

Agreement: Letter of award relating to the design and build of a mobile switching centre dated 10 January 2006

Parties: Cascade; and Mandarin

Effective Date:

The letter of award was entered into on 10 January 2006.

Rationale:

Under the letter of award, Mandarin has awarded Cascade the contract to design and build Mandarin's new mobile switching centre at Yau Tong exchange, following a tender process.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

(a) Mandarin has awarded Cascade the contract to design and build the new mobile switching centre at Yau Tong exchange referred to in the letter of award, following a tender process. Use of the site for this purpose remains subject to the waiver approval of the Director of Lands.

(b) Unless otherwise agreed by Mandarin, the total contract sum under the letter of award shall not exceed approximately HK$14.5 million.

Duration:

Completion in respect of the design and build of the Yau Tong exchange is to occur on or before 31 December 2006.

15. Billing/Payment Management Services

Agreement: Billing Management Agreement dated 7 April 2006

Parties: Mandarin; and HKTC

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

To achieve cost savings by outsourcing the Group's billing management functions to HKTC.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

Mandarin shall pay a fee to HKTC for the services provided under the agreement. The amount of the annual fee payable shall be the sum of the following:-

(i) actual costs of the staff allocated to work for the Group in connection with the billing management services under the agreement (the "Designated Staff");

(ii) a senior staff management fee being 10% of the amount in (i) above;

(iii) actual costs of stationery and related office supplies used by the Designated Staff;

(iv) costs of accommodation, to be calculated by the proportion of area allocated to the Designated Staff out of the total area of the accommodation for the staff of the PCCW Group; and

(v) costs of the group data communication network, computer charges, fulfillment and logistics and related costs to be calculated based on the proportion of the number of Designated Staff based at a specified address, or such other locations as shall be agreed between the parties, out of the total number of staff of the PCCW Group based at the abovementioned address, less a discount. The amount of the discount shall be the total sum of (i) to (v) above multiplied by the percentage of work completed for and on behalf of the PCCW Group (other than the Group) by the Designated Staff. Such percentage shall be as determined by HKTC in its reasonable discretion.

The fees payable shall be subject to review on an annual basis or at such times as Mandarin and HKTC may agree, and any amendment to the method of calculation or the fee requires mutual consent.

The fee is payable by Mandarin in 12 equal instalments in respect of each calendar month in each calendar year on or around the last business day of each month and shall be computed on a day to day basis and on the basis of a calendar year of 365 days in respect of any part of a calendar month or a calendar year. Mandarin shall pay the costs of printing invoices, stationery, postage and other direct expenses incurred in generating invoices.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

16. Property Management Services

Agreement: Agreement for Provision of Property Management Services, Project Management Services and Lease Management Services dated 7 April 2006

Parties: Mandarin; and PCPD Facilities

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

To outsource the Group's property, project and lease management of specified retail shops and two switching centres to PCPD Facilities, consistent with the overall shift in the Group's business model towards an outsourcing model, to achieve cost savings and superior service levels by utilising the PCCW Group's administrative and management resources and, in the longer term, ceasing to incur directly the costs associated with maintaining the infrastructure and resources required to undertake those functions in-house.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

(a) Mandarin will pay to PCPD Facilities fixed management charges on a monthly basis. The management charges payable will be the sum of:-

• Annual property management service charges in a fixed amount, payable on a monthly basis, whereby such charges were determined by reference to a cost plus model (i.e. with a percentage mark-up on the operating expenses actually incurred).

• Project management service charges of a specified percentage on the project costs of each project with an overall cap of HK$1,500,000 per annum.

• Lease management service charges calculated by reference to a unit rate which is determined on a shared-cost basis (i.e. with the service recipients sharing the actual costs incurred on the basis of the services performed on their behalf), payable monthly.

For the management charges, Mandarin is to make payment to PCPD Facilities on a monthly basis in respect of services rendered against invoices issued by PCPD Facilities. PCPD Facilities shall send to Mandarin within 14 days following the end of each month an invoice giving details of the management charges for the preceding month and Mandarin shall settle such invoice within 14 days thereafter.

(b) Mandarin will directly pay service charges payable to and to be agreed from time to time with third party service providers engaged by PCPD Facilities to provide services to Mandarin under the agreement. PCPD Facilities shall not engage any third party service provider for the provision of any property management services and project management services in the premises unless with Mandarin's prior written consent. The scope of property management services and project management services that may be provided by any third party service provider includes, amongst other things, air conditioning maintenance, indoor air quality measurements, fire services installation maintenance, electrical installations repair and maintenance and other services as set out in the agreement.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

17. Logistics Support Services

The following agreement supersedes and replaces the agreement relating to the provision of logistics support by the PCCW Group to the Group as referred to in the January Announcement and in paragraph 3(l) of the section headed "Overview" of Part B of this Announcement:-

Agreement: Agreement for Delivery Services for Mobile Products and Materials dated 7 April 2006

Parties: Mandarin; and Power Logistics

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

To achieve cost savings by outsourcing the Group's printing, mailing and delivery functions to Power Logistics.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

(a) Mandarin shall pay Power Logistics the relevant service charges, which shall be calculated at fixed rates throughout the term. Charges are calculated based on the number of printed items and deliveries etc. with the fixed costs of each item as set out in the agreement.

(b) Power Logistics is to submit monthly reports to Mandarin detailing its services with reference to the specified service charges, except for printing and lettershopping of direct marketing materials and office relocation in respect of which additional service charges will be quoted on a case by case basis. All invoices are to be issued by Power Logistics for the services within 14 days following each month end upon which Mandarin shall make payment within 30 days of receipt of invoice.

The rates offered by the PCCW Group to the Group under the agreement are comparable to the rates offered by the PCCW Group to other third parties.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

18. Procurement Services

The following agreement supersedes and replaces the agreement relating to the provision of procurement support by the PCCW Group to the Group as referred to in the January Announcement and in paragraph 3(l) of the section headed "Overview" of Part B of this Announcement:-

Agreement: Procurement Services Agreement dated 7 April 2006

Parties: Mandarin; and HKTC

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

To facilitate the aggregation of the combined purchasing powers of the Group and the PCCW Group in relation to purchasing products and services used by Mandarin in relation to the operation of its business and thereby enable the Group to obtain better terms from suppliers and service providers, and to leverage on the workforce and system capability of the PCCW Group to enhance efficiency for the Group.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

(a) Mandarin is required to make payment directly to suppliers and/or vendors in respect of all purchases made by HKTC on its behalf.

(b) The fees and expenses payable by Mandarin to HKTC shall comprise the following:

(i) The service fee for purchasing, which is to be calculated by reference to the average staff costs and operating costs incurred by HKTC in relation to the employee headcount designated to provide the services, the service fee for transport and site acquisition, each of which is to be determined by reference to the staff costs and operating costs attributable to the proportion of employee headcount involved in providing such services to Mandarin out of the total staff costs and operating costs incurred by HKTC to provide such services to participating companies of the PCCW Group and the service fees for stores which consists of staff and operating costs, facilities charges and system support and administration charges with such charges to be determined based on a shared costs basis.

(ii) Specific charges, being actual costs incurred in providing the services and actual ordinary costs such as vehicle leasing and legal and professional fees other than staff and operating costs, other than amounts paid directly by Mandarin to suppliers and/or vendors.

(iii) Actual incidental expenses incurred for carrying out the services other than amounts paid directly by Mandarin to suppliers and/or vendors.

(c) HKTC is to deliver to Mandarin monthly invoices setting out the fees and expenses payable for the previous month. Mandarin shall pay all fees and expenses as specified within 30 days of the date of the relevant invoice or according to any other agreed payment terms.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

19. Secondment of Staff Services

Agreement: Letter agreement dated 7 April 2006

Parties: Mandarin; and HKTL

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

For the PCCW Group to provide and assign suitable staff on secondment to the Group.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

(a) Mandarin will pay HKTL charges based on the total number of actual working hours multiplied by the relevant hourly rate as set out in the agreement or such other hourly rate as may be agreed from time to time.

(b) Under the letter agreement, fees are payable on a monthly basis, in arrears, within 30 days of receipt of the relevant invoice.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

20. Content Management Services

Agreement: Content Management Agreement dated 7 April 2006

Parties: Mandarin; and PCCW Media

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

For the PCCW Group to manage content for distribution to cellular handsets of customers of the Group and for the PCCW Group and the Group to each make available certain of their respective content for distribution through the mobile service of the other party.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

Mandarin shall pay to PCCW Media the content management fees at a fixed fee per annum payable in arrears in 12 equal monthly installments. Such fees are determined by reference to actual costs incurred. The parties shall use their reasonable endeavours to agree the content transfer fees to be paid in relation to each content transfer. Such content transfer fees shall be determined on an arm's length basis by reference to the prevailing fees and prices at the relevant time charged by the parties, as the case may be, for the provision of the same or similar content to other independent and unaffiliated third parties. Content transfer fees shall be billed in such manner as the parties mutually agree in respect of the relevant content transfer and unless otherwise agreed, the content transfer fees shall be paid within 45 days after receipt of an invoice therefor.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

21. Provision of Office Space

The following agreement supersedes and replaces the agreement relating to the provision of office space by the PCCW Group to the Group as referred to in the January Announcement and in paragraph 3(h) of the section headed "Overview" of Part B of this Announcement:-

Agreement: Licence Agreement dated 7 April 2006

Parties: PCCW Services; and Mandarin

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

PCCW Services has agreed to license office space to Mandarin at PCCW Tower, TaiKoo Place, Quarry Bay, Hong Kong.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

Mandarin is required to pay a deposit representing 2 months licence fee payable to secure the performance of its obligations under the agreement. The licence fee payable by Mandarin to PCCW Services under the agreement shall be payable in advance on a monthly basis. The consideration payable was determined on a cost allocation basis based on the estimated amount of space to be occupied by Mandarin.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

22. Licences in respect of Telephone Exchanges

As referred to in the January Announcement, HKTC and Mandarin have entered into (i) an offer letter dated 1 September 2005 (as amended by a letter dated 10 January 2006) whereby HKTC proposes to grant Mandarin a licence to occupy part of HKTC's telephone exchange at Yau Tong, Kowloon for the purpose of enabling Mandarin to provide a switching centre facility (the "Yau Tong Offer Letter") and (ii) an offer letter dated 10 January 2006 whereby

HKTC proposes to grant Mandarin a licence to occupy a portion of the telephone exchange in Lai Chi Kok, Kowloon owned by HKTC as office space (the "Lai Chi Kok Offer Letter"). The following agreements have been entered into to supplement the arrangements referred to in the January Announcement:-

Agreement (1): Amendment Letter amending the Yau Tong Offer Letter dated 7 April 2006 (the "Yau Tong Amendment Letter")

Parties: HKTC; and Mandarin

Effective Date:

The Yau Tong Offer Letter was entered into on 1 September 2005. The Effective Date of the Yau Tong Amendment Letter is the first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The Yau Tong Amendment Letter is conditional upon the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) and the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) and the proposed Annual Caps in respect of the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) and the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

The Yau Tong Offer Letter is a pre-existing agreement and currently effective and in force. However, it is intended that if the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) and the proposed Annual Caps in respect of the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) and the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) are not approved by the Independent Shareholders at the Shareholders' Meeting and if the continuation of the Yau Tong Offer Letter would constitute a breach of the Listing Rules, the Yau Tong Offer Letter will be discontinued and/or replaced by alternative arrangements.

Rationale:

HKTC to grant Mandarin a licence to occupy part of HKTC's telephone exchange at Yau Tong, Kowloon for the purpose of enabling Mandarin to provide a switching centre facility. The Yau Tong Amendment Letter amends the Yau Tong Offer Letter by amending the term of the licence to be granted and the assignment provisions.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

Mandarin has a right of access to the site to enable Mandarin to design, coordinate and implement the fitting out works, in consideration for which Mandarin pays a fitting out administration fee of HK$90,155 per month. The fitting out administration fee is determined based on the shared costs of the premises. Upon the granting by the Director of Lands and/or the Lands Department of the approval relating to the licensing of the premises, a formal licence agreement will be entered into by the parties on and in accordance with the terms of the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) whereby Mandarin will pay to HKTC such licence fee at a market value prescribed in or otherwise derived from the approval from the Director of Lands and/or the Lands Department.

At the Shareholders' Meeting, the Independent Shareholders will also be asked to approve Mandarin entering into the formal licence agreement referred to above, on the terms also referred to above.

Duration:

The term of the licence to be granted under the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) shall commence on the date on which the Director of Lands and/or the Lands Department has granted its approval for the licence until 3 years from the first business day after the date of the Shareholders' Meeting unless (i) terminated earlier by either party by 6 months written notice provided that no such notice shall be served during the first year from the commencement date or (ii) the Director of Lands and/or the Lands Department has revoked the approval granted or such approval has expired and no renewal or further approval is granted in relation to the remaining term of the licence or if the licence is otherwise terminated in accordance with the terms of the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter).

Agreement (2): Amendment Letter amending the Lai Chi Kok Offer Letter dated 7 April 2006 (the "Lai Chi Kok Amendment Letter")

Parties: HKTC; and Mandarin

Effective Date:

The Lai Chi Kok Offer Letter was entered into on 10 January 2006. The Effective Date of the Lai Chi Kok Amendment Letter is the first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The Lai Chi Kok Amendment Letter is conditional upon the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) and the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) and the proposed Annual Caps in respect of the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) and the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

The Lai Chi Kok Offer Letter is a pre-existing agreement and is currently effective and in force. However, it is intended that if the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) and the proposed Annual Caps in respect of the Lai Chi Kok

Offer Letter (as amended by the Lai Chi Kok Amendment Letter) and the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) are not approved by the Independent Shareholders at the Shareholders' Meeting and if the continuation of the Lai Chi Kok Offer Letter would constitute a breach of the Listing Rules, the Lai Chi Kok Offer Letter will be discontinued and/or replaced by alternative arrangements.

Rationale:

HKTC to grant Mandarin a licence to occupy a portion of the telephone exchange in Lai Chi Kok, Kowloon owned by HKTC as office space. The Lai Chi Kok Amendment Letter amends the Lai Chi Kok Offer Letter by amending the term of the licence to be granted and the assignment provisions.

Terms:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

Mandarin has a right of access to the site to enable Mandarin to design, coordinate and implement the fitting out works, in consideration for which Mandarin pays a fitting out administration fee of HK$209,576 per month. The fitting out administration fee is determined based on the shared costs of the premises. Upon the granting by the Director of Lands and/or the Lands Department of the approval relating to the licensing of the premises, a formal licence agreement will be entered into by the parties on and in accordance with the terms of the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) whereby Mandarin will pay to HKTC such licence fee at a market value prescribed in or otherwise derived from the approval from the Director of Lands and/or the Lands Department.

At the Shareholders' Meeting, the Independent Shareholders will also be asked to approve Mandarin entering into the formal licence agreement referred to above, on the terms also referred to above.

Duration:

The term of the licence to be granted under the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) shall commence on the date on which the Director of Lands and/or the Lands Department has granted its approval for the licence until 3 years from the first business day after the date of the Shareholders' Meeting unless (i) terminated earlier by either party by 6 months written notice provided that no such notice shall be served during the first year from the commencement date or (ii) the Director of Lands and/or the Lands Department has revoked the approval granted or such approval has expired and no renewal or further approval is granted in relation to the remaining term of the licence or if the licence is otherwise terminated in accordance with the terms of the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter).

It is also anticipated that further agreements similar to the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) and the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) may be entered into by the Group with the PCCW Group in the future in the event the directors of the Company consider that further space is required at any telephone exchange of HKTC. Such further offer letters and/or licence agreements to be entered into will be on terms which are comparable with and no less favourable than terms obtained by the Group from independent third parties. At the Shareholders' Meeting, Independent Shareholders will be asked to approve the Group entering into those further agreements in the future if the directors of the Company consider that further space is required at any telephone exchange of HKTC, provided that the amounts payable in aggregate under the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter), the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) and those further agreements shall not exceed the Annual Caps as specified below in respect of the arrangements referred to in this paragraph 22.

23 Corporate Services

Agreement: Corporate Services Agreement dated 7 April 2006

Parties: HKTL; the Company; Mandarin; and SUNDAY 3G

Effective Date:

The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

To achieve cost savings and improve efficiency by outsourcing the Group's corporate services functions to HKTL.

Summary:

The payment/pricing terms are as set out below and the other terms are described in the Shareholders' Circular.

(a) The Company, Mandarin and SUNDAY 3G are each a service recipient for the purpose of the agreement. The services provided by HKTL will be charged to the relevant service recipient on a cost basis.

(b) Costs and expenses specifically incurred by HKTL on behalf of a service recipient will be invoiced directly to such service recipient.

(c) In relation to services which are shared by a service recipient which is a member of the Group with other service recipients which are members of the PCCW Group, the costs allocated to the service recipient which is a member of the Group will be calculated as follows:-

• Except for human resources services, the amount of shared costs and expenses allocated will be determined by multiplying the aggregate amount of costs and expenses incurred by HKTL in providing the relevant shared services by a percentage which is calculated as the amount of the annual operating expenses of the relevant service recipient which is a member of the Group as a percentage of the aggregate annual operating expenses of all service recipients (consisting of members of the PCCW Group and members of the Group) utilising the relevant services for the relevant period and having annual operating expenses exceeding a minimum specified amount and being an operating company which conducts business in Hong Kong.

• In relation to human resources services, the amount allocated will be determined by multiplying the aggregate amount of costs and expenses incurred by HKTL in providing the shared human resources services by a percentage which is calculated as the headcount of the relevant service recipient which is a member of the Group as a percentage of the aggregate headcount of all service recipients (consisting of members of the PCCW Group and members of the Group) utilising the relevant shared human resources services for the relevant period and having annual operating expenses exceeding a minimum specified amount and being an operating company which conducts business in Hong Kong.

• The charges are calculated by reference to each period terminating on the last day of each December or in respect of the last period the period terminating on the last day of the agreement.

(d) Each service recipient is to pay the costs and expenses directly incurred by and directly invoiced to it and shall pay to HKTL the shared cost amount calculated in accordance with the terms of the agreement. HKTL will invoice the service recipients for the shared cost amounts monthly in arrears calculated either by reference to the estimated amount (for the first period) or by reference to the figures for the previous period (for the second, third and fourth period as set out in the agreement). HKTL shall at the end of each such period calculate the total shared costs amount for each period and in the event of any difference between (i) the amount actually billed and paid and (ii) the amount incurred, the difference shall be invoiced and paid by the relevant service recipient to HKTL and/or refunded by HKTL to the relevant service recipient as applicable.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by any party.

Proposed Annual Caps

The proposed Annual Caps and relevant bases for such Annual Caps for the transactions relating to the provision of services by the PCCW Group to the Group are as follows:

Annual Caps for the Network Management Services referred to in paragraph 11 above for the year ending:

- 31 December 2006: HK$181,000,000

- 31 December 2007: HK$226,000,000

- 31 December 2008: HK$256,000,000

Mandarin and Cascade are not currently party to a network management services agreement. Accordingly, the amounts of the proposed Annual Caps are based on estimates provided by the parties, taking into account and determined by reference to:

(a) the historical costs for the Group to operate its own network;

(b) the 3G network roll-out and the anticipated network expansion;

(c) the new lines of business operated by the Group as a wholesaler for both 2G and 3G products and services to the PCCW Group; and

(d) the amount paid to the PCCW Group to acquire transmission capacity including leased circuits for 2005.

Annual Caps for Call Centre Management Services referred to in paragraph 12 above for the year ending:

- 31 December 2006: HK$57,000,000

- 31 December 2007: HK$90,000,000

- 31 December 2008: HK$110,000,000

The amounts of the proposed Annual Caps are based on amounts paid to date under the existing call centre management services agreement described in the January Announcement and taking into account and determined by reference to:

(a) the historical costs for the Group to operate the call centre services on its own;

(b) the additional system enhancement to cater for business growth and to offer higher quality of service; and

(c) costs required to cater for the new lines of business operated by the Group as a wholesaler for both 2G and 3G products and services to the PCCW Group.

Annual Caps for Systems Integration and Operations Services referred to in paragraph 13 above for the year ending:

- 31 December 2006: HK$21,200,000

- 31 December 2007: HK$27,300,000

- 31 December 2008: HK$27,300,000

The Annual Caps have been determined by reference to the estimated costs (including the labour costs, the supply of telecommunications lines and rack spaces) of the provision of the relevant services as specified by the Group, the respective charging rates offered to other customers of PCCW Powerbase and amounts paid to date under the systems integration and operations services agreement dated 10 January 2006 referred to in the January Announcement.

Annual Caps for the Design and Build of Mobile Switching Centres and Cell Sites Services referred to in paragraph 14 above for the year ending:

- 31 December 2006: HK$27,000,000

- 31 December 2007: HK$11,000,000

- 31 December 2008: HK$1,000,000

The proposed increase in the amount of the Annual Cap reflects an expected increase in 3G usage, as a result of which the Board anticipates that it may be necessary to tender for the design and build of additional switching centres and the design and build of additional cell sites. The increased Annual Caps have been determined by reference to the actual costs incurred for the Yau Tong project as stated in the January Announcement and the estimated market pricing for transactions of the same nature.

Annual Caps for the Billing/Payment Management Services referred to in paragraph 15 above for the year ending:

- 31 December 2006 HK$4,700,000

- 31 December 2007 HK$10,000,000

- 31 December 2008 HK$18,000,000

The parties are not currently engaged in transactions of the nature contemplated under the Billing Management Agreement. The Annual Caps have been determined by reference to:

(a) the historical figures for running these services by the Group;

(b) the estimated level of services required by the Group;

(c) the staff and resources requirement for the services; and

(d) the sharing of estimated costs incurred by the PCCW Group based on the estimation of (b) and (c).

Annual Caps for the Property Management Services referred to in paragraph 16 above for the year ending:

- 31 December 2006 HK$1,500,000

- 31 December 2007 HK$2,000,000

- 31 December 2008 HK$3,000,000

The parties are not currently engaged in transactions of the nature contemplated under the Agreement for Provision of Property Management Services, Project Management Services and Lease Management Services. The Annual Caps have been determined by reference to:

(a) the scope of services required by the Group;

(b) the historical figures for running these services; and

(c) the estimated market pricing for similar services.

Annual Caps for the Logistics Support Services referred to in paragraph 17 above for the year ending:

- 31 December 2006: HK$12,400,000

- 31 December 2007: HK$19,000,000

- 31 December 2008: HK$23,000,000

The Annual Caps have been determined by reference to:

(a) the estimated scope of services required by the Group;

(b) the historical figures for running these services; and

(c) the estimated market pricing for similar services.

Annual Caps for the Procurement Services referred to in paragraph 18 above for the year ending:

- 31 December 2006: HK$10,500,000

- 31 December 2007: HK$19,000,000

- 31 December 2008: HK$25,000,000

The Annual Caps have been determined by reference to:

(a) the historical figures for running these services by the Group;

(b) the estimated level of services required by the Group;

(c) the staff and resources requirement for the services; and

(d) the sharing of estimated costs incurred by the PCCW Group based on the estimation of (b) and (c).

Annual Caps for the Secondment of Staff Services referred to in paragraph 19 above for the year ending:

- 31 December 2006: HK$16,000,000

- 31 December 2007: HK$20,000,000

- 31 December 2008: HK$24,000,000

The parties are not currently engaged in transactions of the nature contemplated by this letter agreement. The Annual Caps have been determined by reference to:

(a) the estimated services requirements by the Group based on the current distribution channels;

(b) the proposed sales and marketing plan; and

(c) the labor rate at cost offered by the PCCW Group.

Annual Caps for the Content Management Services referred to in paragraph 20 above for the year ending:

- 31 December 2006: HK$20,800,000

- 31 December 2007: HK$31,200,000

- 31 December 2008: HK$41,600,000

The amounts of the proposed Annual Caps are based on estimates provided by the parties, taking into account and determined by reference to:

(a) the anticipated increased acceptance of 3G products and services;

(b) and the estimated number of channels that will be increased.

Annual Caps for the Provision of Office Space referred to in paragraph 21 above for the year ending:

- 31 December 2006: HK$4,000,000

- 31 December 2007: HK$5,000,000

- 31 December 2008: HK$5,000,000

The amounts of the proposed Annual Caps are based on the space currently occupied by the Group, the future demand and the apportionment of the costs based on the estimated space occupied.

Annual Caps for the Licences in respect of Telephone Exchanges referred to in paragraph 22 above for the year ending:

- 31 December 2006: HK$4,000,000

- 31 December 2007: HK$6,000,000

- 31 December 2008: HK$7,000,000

The amounts of the proposed Annual Caps are based on the aggregate annual fees payable for the two telephone exchanges with a contingent amount to cater for additional fees in respect of further space that may be required at any telephone exchange of HKTC if considered appropriate by the Board.

The fitting out administration fee as currently specified is determined based on the shared cost of the premises. Upon the granting by the Director of Lands and/or the Lands Department of the approval relating to the licensing of the premises, a formal licence agreement will be entered into by the parties on and in accordance with the terms of the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) or the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) as applicable, upon which Mandarin will pay to HKTC such licence fee at a market value prescribed in or otherwise derived from the approval from the Director of Lands and/or the Lands Department. This licence fee may not be in the same amount as the fitting out administration fee currently paid and as such the proposed Annual Caps exceed the amounts currently payable under the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) and the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter). Further, there is also a contingent amount to cater for additional fees in respect of further space that may be required at any telephone exchange of HKTC if considered appropriate by the Board.

Annual Caps for the Corporate Services referred to in paragraph 23 above for the year ending:

- 31 December 2006 HK$24,000,000

- 31 December 2007 HK$30,400,000

- 31 December 2008 HK$33,200,000

The parties are not currently engaged in transactions of the nature contemplated under the Corporate Services Agreement. The Annual Caps have been determined by reference to the estimated service requirement of the Group based on its anticipated levels of business operations.

Section IV - Implications of the Transactions Requiring Independent Shareholders' Approval under the Listing Rules

The three categories of transactions listed in Part C of this Announcement relate to (i) the provision of telecommunication services and/or products by the Group to the PCCW Group, (ii) the purchases made by the Group from the PCCW Group and (iii) the provision of services by the PCCW Group to the Group. When aggregated on that basis, the relevant percentage ratios (as defined in the Listing Rules) applicable to the Annual Caps in respect of each category of the Transactions Requiring Independent Shareholders' Approval exceed 2.5% and, therefore, each of those continuing connected transactions is conditional on prior approval by the Independent Shareholders at the Shareholders' Meeting, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

The Company has established the Independent Board Committee, consisting of the Independent Directors, to advise shareholders of the Company as to whether the terms of the Transactions Requiring Independent Shareholders' Approval are fair and reasonable, whether such transactions are in the interests of the Company and its shareholders as a whole and to advise Independent Shareholders how to vote at the Shareholders' Meeting convened to consider those continuing connected transactions. The Company has appointed ING Bank N.V. as the Independent Financial Adviser required to be appointed under Rule 14A.21 of the Listing Rules, to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Transactions Requiring Independent Shareholders' Approval are fair and reasonable, whether those transactions are in the interests of the Company and its shareholders as a whole and to advise Independent Shareholders how to vote at the Shareholders' Meeting.

The Company will despatch the Shareholders' Circular to the Company's shareholders containing:

(a) the information required by the Listing Rules in relation to the Transactions Requiring Independent Shareholders' Approval described in this Announcement;

(b) a separate letter from the Independent Board Committee advising the Company's shareholders that, in the opinion of the Independent Board Committee formed after taking into account the recommendations of the Independent Financial Adviser, the terms of the Transactions Requiring Independent Shareholders' Approval are fair and reasonable and that those transactions (including the applicable Annual Caps) are in the interests of the Company and its shareholders as a whole and advising shareholders to vote in favour of the resolutions to approve those continuing connected transactions (including the applicable Annual Caps) at the Shareholders' Meeting;

(c) a separate letter from the Independent Financial Adviser, ING Bank N.V., containing its advice to the Independent Board Committee and the Independent Shareholders that, having considered the matters set out in detail in that letter, the terms of the Transactions Requiring Independent Shareholders' Approval (including the applicable

Annual Caps) are fair and reasonable and are in the interests of the Company and its shareholders as a whole and advising Independent Shareholders to vote in favour of the resolutions to approve those continuing connected transactions (including the applicable Annual Caps) at the Shareholders' Meeting; and

(d) a notice convening a meeting of the Company's shareholders to be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong on Wednesday, 26 April 2006 at 3:00 p.m., at which meeting resolutions will be proposed to consider and, if thought fit, approve the Transactions Requiring Independent Shareholders' Approval and the applicable Annual Caps described in this Announcement.

Under Rule 14A.18 of the Listing Rules, any connected person of the Company with a material interest in the relevant transaction is required to abstain from voting at the Shareholders' Meeting on the resolutions approving the Transactions Requiring Independent Shareholders' Approval and the applicable Annual Caps. Accordingly, PCCW Mobile and its associates will abstain from voting at the Shareholders' Meeting on those resolutions, in respect of the shares it holds representing approximately 79.35% of the issued share capital of the Company. All other shareholders of the Company are entitled to vote at the Shareholders' Meeting on the resolutions proposed to approve the Transactions Requiring Independent Shareholders' Approval and the applicable Annual Caps.

As referred to above, further details relating to the operative terms of the agreements summarised in Part C of this Announcement are contained in the Shareholders' Circular which will be despatched to the Company's shareholders on 10 April 2006 and will also be available on the Company's website.

A number of the agreements in respect of the Transactions Requiring Independent Shareholders' Approval referred to above will, if approved by the Independent Shareholders at the Shareholders' Meeting, continue for a period of three years and, therefore, expire in April 2009. However, the Annual Caps in respect of those agreements being sought by the Company at the Shareholders' Meeting will only apply up to 31 December 2008. The Company confirms that it will comply with the applicable requirements of Chapter 14A of the Listing Rules in relation to those agreements in respect of the period after 31 December 2008 up to the expiry date of each of the relevant agreements.

PART D
INFORMATION ON THE GROUP AND THE PCCW GROUP

The Group is a developer and provider of wireless communications and data services in Hong Kong and a 3G licence holder. It began commercial operations with GSM 1800 wireless services in 1997.

The PCCW Group is the largest telecommunications provider in Hong Kong and one of Asia's leading integrated communications companies. The principal activities of the PCCW Group (including the Group) are the provision of local, mobile and international telecommunications services, internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and in the People's Republic of China.

PART E
DEFINITIONS

In this Announcement, the following terms and expressions shall (unless the context otherwise requires) have the following meanings:
"Annual Cap"	the maximum aggregate annual value of each continuing connected transaction, as required by Rule 14A.35(2) of the Listing Rules

"Board"	the board of directors of the Company

"Cascade"	Cascade Limited, an indirect wholly-owned subsidiary of PCCW

"Company"	SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Stock Exchange and the American depositary shares of which are quoted on the NASDAQ National Market in the United States of America

"Group"	the Company and its subsidiaries and a "member of the Group" shall be construed accordingly

"HKTC"	PCCW-HKT Telephone Limited, an indirect wholly-owned subsidiary of PCCW and the holder of a fixed carrier licence in Hong Kong

"HKTL"	PCCW-HKT Limited, an indirect wholly-owned subsidiary of PCCW

"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China

"Independent Board Committee"	the independent committee of the board of directors of the Company established by the Company as required by Rule 14A.21 of the Listing Rules and under Article 120 of the Company's Articles of Association, to consider the Transactions Requiring Independent Shareholders' Approval and opine as to whether the terms of those transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole, such independent board committee comprising the Independent Directors

"Independent Directors"	Messrs. John William Crawford, Henry Michael Pearson Miles and Robert John Richard Owen, being all the independent non-executive directors of the Company

"Independent Financial Adviser"	ING Bank N.V., the independent financial adviser appointed by the Company under Rule 14A.21 of the Listing Rules to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Transactions Requiring Independent Shareholders' Approval are fair and reasonable and in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting

"Independent Shareholders"	the shareholders of the Company other than PCCW Mobile and any associate (as defined in the Listing Rules) of PCCW Mobile

"January Announcement"	the announcement issued by the Company dated 12 January 2006 relating to certain continuing connected transactions between members of the Group and members of the PCCW Group

"July Announcement"	the announcement issued by the Company dated 29 July 2005 relating to certain continuing connected transactions between members of the Group and members of the PCCW Group

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Mandarin"	Mandarin Communications Limited, an indirect wholly-owned subsidiary of the Company

"NSL"	PCCW-HKT Network Services Limited, an indirect wholly-owned subsidiary of PCCW

"OFTA"	the Office of the Telecommunications Authority of Hong Kong

"PCCW"	PCCW Limited, a company incorporated in Hong Kong with limited liability whose shares are listed on the Stock Exchange

"PCCW Group"	PCCW and its subsidiaries, but excluding for this purpose the Company and the Company's subsidiaries, and a "member of the PCCW Group" shall be construed accordingly

"PCCW Media"	PCCW Media Limited, an indirect wholly-owned subsidiary of PCCW

"PCCW Mobile"	PCCW Mobile Holding No. 2 Limited, an indirect wholly-owned subsidiary of PCCW

"PCCW Powerbase"	PCCW Powerbase Data Center Services (HK) Limited, an indirect wholly-owned subsidiary of PCCW

"PCCW Services"	PCCW Services Limited, a direct wholly-owned subsidiary of PCCW

"PCCW Teleservices"	PCCW Teleservices (Hong Kong) Limited, an indirect wholly-owned subsidiary of PCCW

"PCPD Facilities"	PCPD Facilities Management Limited, an indirect non wholly-owned subsidiary of PCCW

"Power Logistics"	Power Logistics Limited, an indirect wholly-owned subsidiary of PCCW

"Shareholders' Circular"	the shareholders' circular containing further details of the continuing connected transactions described in this Announcement, which will be despatched to the Company's shareholders on 10 April 2006

"Shareholders' Meeting"	the extraordinary general meeting of the Company convened to be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong on Wednesday, 26 April 2006 at 3:00 p.m., by the notice of meeting set out in the Shareholders' Circular

"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"SUNDAY 3G"	SUNDAY 3G (Hong Kong) Limited, an indirect wholly-owned subsidiary of the Company

"Transactions Requiring Independent Shareholders' Approval"	the continuing connected transactions referred to in Part C ("Continuing Connected Transactions Conditional on Independent Shareholders' Approval") of this Announcement

By order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman

Hong Kong, 7 April 2006

As at the date of this Announcement, the directors of the Company are as follows:

Executive Directors:

Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man; Hui Hon Hing, Susanna

Independent Non-executive Directors:

John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen